Form 10-K, Exhibit 13
period 1999-03-31
MYLAN LABORATORIES INC
filed 1999-06-28
CIK 69499

Mylan.
                         A company diversified.

     Mylan is a company on the move. Through acquisitions and alliances, we have expanded our product mix and moved beyond the solid dosage form of tablets and capsules.

About Mylan Laboratories Inc.

     Mylan Laboratories Inc. and its subsidiaries are engaged in the development, licensing, manufacturing, marketing and distributing of generic and proprietary pharmaceutical, wound care and dermatological products. We are a diversified pharmaceutical company with a core generic business, a growing branded presence and varied drug delivery capabilities. Mylan Pharmaceutical Inc., the generic division of the company, has a growing product portfolio consisting of more than 105 prescription products covering 33 therapeutic categories. The Company sells these products to proprietary and ethical pharmaceutical wholesalers and distributors, drug store chains, drug manufacturers and public and governmental agencies. The branded division of the Company, Bertek Pharmaceuticals Inc., markets eight proprietary products through its detail sales force. Bertek is responsible for the development and promotion of all branded products including wound care, dermatology, branded transdermal patches and solid oral medications. Mylan is a pharmaceutical company with expanding capabilities in research and development, marketing and distribution. We are exploring a full range of delivery channels for a widening range of products. We are building the company through strategic alliances, acquisitions and agreements, and we are aggressively focused on new product development. For the past 38 years our reputation has been built on integrity and on the ability to provide quality, service and prompt delivery to our customers. Mylan has become a leading player in the marketplace and it is our intention to be an even stronger presence in the future.

Bertek Branded Products

     Bertek Pharmaceuticals Inc., the branded drug division of Mylan, was formed in late 1996, to market acquired and internally developed branded pharmaceuticals. The three therapeutic areas of concentration include cardiology, neurology and dermatology. The cardiology focus is built upon the Maxzide(R) franchise, and has expanded to now include Clorpres(TM) (anti-hypertensive), and Nitrek(R) (Nitroglycerin Transdermal), which are sold by Bertek's sales force to general practitioners, internists and cardiologists. Mylan has several compounds in development such as Dotarizine for migraine headaches, and Apomorphine for the on/off fluctuations associated with Parkinson's disease, that upon approval, will be key components in the area of neurology. The key driver to Mylan's presence in dermatol-ogy is Penederm, which adds three marketed dermatology products, near-term and long-term R&D opportunities and topical drug delivery technologies. Penederm is a great strategic fit for Bertek. In addition to selling the three Penederm products to dermatologists, these products are also detailed by the primary care sales force. Bertek also markets burn and wound care products via their institutional sales force and has a dedicated managed care group to service that arena. As products are added to Bertek's branded portfolio, the primary care sales force must expand. Therefore, Bertek has implemented the hiring of 25 sales reps per quarter for the primary care group until the sales force grows to approximately 250-300 reps. The Company believes a force of that size should provide the critical mass for the products currently marketed and in development.

Mylan Acquires Exclusive Rights to Zagam(R)

     Mylan acquired the exclusive U.S. rights to manufacture and market Zagam(R) (Sparfloxicin) from Rhone-Poulenc Rorer in August 1998. Zagam(R) is a patent protected oral antibiotic indicated for the treatment of community-acquired pneumonia and chronic bronchitis. Bertek Pharmaceuticals Inc. launched Zagam(R) into theprimary care, institutional and managed care markets, October 23, 1998.

Penederm

     Penederm Inc. specializes in the development and marketing of unique dermatology products. The current product portfolio consists of three topical prescription products Avita(R), Mentax(R) and Acticin(R). Avita(R) offers dermatologists and patients a milder formulation of retinoic acid for the treatment of acne with excellent efficacy utilizing their TopiCare Delivery Compounds(R). Avita(R) cream was launched in 1997, followed by the Avita(R) gel formulation in early 1998. Mentax(R), is a prescription topical antifungal cream for the treatment of athlete's foot (tinea pedis), groin fungus (tinea cruris) and ringworm (tinea corporis). Mentax(R) has been approved by the FDA for athlete's foot by treating twice a day for only one-we ek. This definitive one-week treatment strengthens the positioning of Mentax(R) in the antifungal market, providing a good point of differentiation from those antifungal products, which require treatment for up to four weeks. In 1998, Penederm launched Permethrin 5% cream under the Penederm brand-name Acticin(R). Acticin(R) is a topical prescription product for the treatment of scabies.

     In October 1998, Mylan acquired Penederm Inc., an emerging specialty pharmaceutical company with emphasis in the field of dermatology. Penederm currently has three approved prescription products and a rich pipeline of promising products under active development utilizing their proprietary TopiCare Delivery Compounds(R).

     Avita(R) is one of a new generation of topical retinoic acid treatments for acne. Avita(R) offers dermatologists and patients a mild formulation of retinoic acid with excellent efficacy. Acticin(R) is a topical application for the treatment of scabies infection. A single application of Acticin(R) applied to the entire body generally cures the scabies infection.

Penederm Technology

     Penederm's pipeline represents promising near-term and long-term growth opportunities. Penederm's technology foundation offers many opportunities for new drug introduction in the future. These opportunities may include second generation Mentax(R) products in different formulations or for new indications. The Company is also making progress on two new therapies, a form of Mentax(R) for nail fungus and a vitamin D analog for psoriasis. Penederm also has active Phase II programs evaluating a Vitamin D derivative for the treatment of psoriasis and advanced retinoic acid formulations for the treatment of actinic keratosis and related indications. Mentax(R) is currently approved for three types of skin fungal infections. The fourth indication, tinea versicolor (a fungal infection characterized by irregular patches of lighter or darker pigmentation surrounding the skin), entered Phase III study in April. The protocol calls for two, 130 patient studies at ten trial sites for a 12-month duration. In addition to its approved use against skin fungal infections, Mentax(R) also has potential as a treatment for onychomycosis (nail fungus). It is estimated that 12 million people now suffer from this condition and side effects and difficulty of administration limit the only treatments currently available. It is anticipated that Penederm's current R&D efforts will not only continue, but will be expanded to include some of Mylan's research projects that have the potential to be improved by Penederm's drug delivery technology.

     Mylan continues to increase its emphasis and make significant investments in research and development New product development is essential as the Company expands into the branded arena. Currently, there are four proprietary products in advanced clinical testing. Dotarizine is a novel product indicated for the prophylaxis of migraine head-aches. We have successfully completed a 429 patient, Phase II study and are presently preparing for two double blind, 800 patient Phase III efficacy trials. Phase III clinicals should begin in mid 1999, and take approximately 12 to 18 months for completion. The second compound, Sertaconazole, is a topical antifungal that was licensed from Ferrer in Barcelona, Spain. Sertaconazole is currently in advanced Phase III study with an anticipated NDA filing in calendar 1999. Apomorphine is indicated for the on/off fluctuations in late stage Parkinson's disease. The Phase II study has been completed and meetings have been held with the FDA to discuss the protocol for Phase III clinicals. The final compound in development is a wound care product for diabetic foot ulcers. This unnamed compound is a second-generation product with orphan drug status and novel delivery. The Phase II study has been completed and Phase III will consist of two parallel studies involving 400 patients each, with a projected completion of 12 to 18 months.

Cystagon(R)

     Five years ago, in August of 1994, the FDA awarded Mylan Orphan Drug Approval for Cystagon(R). This novel compound is indicated for the treatment of Nephropathic Cystinosis, a very rare genetic disorder that afflicts children and adults. Prior to the advent of Cystagon(R), Cystinosis led to a progressive decline in renal function and often to end- stage renal failure. Therefore, Cystagon(R) is an important medical advance in the management of this condition. Approximately 250 patients in the United States are being treated for this disease. Due to the small patient population, Mylan utilizes Chronimed as the specialized U.S. distributor for this product.

     Receiving FDA approval for Cystagon(R) was a particularly proud moment for everyone at Mylan. However, our commitment to the patients diagnosed with this devastating disease reached far beyond the U.S. to the hundreds of patients throughout the world who were in desperate need for a treatment. Through the efforts of Mylan and Orphan Europe, Cystagon(R) was the first orphan drug to be approved under the European Union Centralized System in June of 1997. Today 312 patients within the EU countries are being treated. Product is also available to patients in other European countries and the Middle East on a named patient basis.

     It is estimated that approximately 355 patients are being treated with Cystagon(R) in Europe and the Middle East with the total patient population in those regions estimated to be 500-600 patients.

     Mylan received FDA approval for Sulfamylon(R) Powder for 5% Topical Solution (Mafenide Acetate) June 15, 1998. Sulfamylon(R) is indicated for use as an adjunctive topical anti-microbial agent to control bacterial infection when used under moist dressing over meshed autografts on excised burn wounds.

     Sulfamylon(R) is the first drug approved for this indication and it has orphan drug status. The Bertek Institutional sales force launched Sulfamylon(R) July 15, 1998, targeting 144 burn centers throughout the U.S.

     Mylan, your partner in quality, the name you can trust. With American's health and well being at stake, quality must always be the primary consideration in dispensing the pharmaceutical products that bear our label. For more than 38 years, Mylan has considered quality before all else in everything we do from research and development to manufacturing and distribution. That is why our name is synonymous with quality throughout the pharmaceutical industry.

Sulfamylon

     Product opportunities often require certain drug delivery or manufacturing technologies. Mylan has a network of strategic alliances that provide access to these unique technologies.

     Mylan has had an ongoing product development collaboration with Penwest Ltd.; whereby the companies develop oral controlled release formulations utilizing Penwest's patented TIMERx(R) delivery technology. This collaboration covers three products: Procardia XL(R), Glucotrol XL(R) and Adalat CC(R). Mylan filed the first ANDA for 30mg. Nifedipine ER (Procardia XL(R)) utilizing TIMERx(R) in June of 1997 and received tentative approval for the product March 15, 1999. As the first company to file its application with the FDA for this product, Mylan will be entitled to 180 days of exclusivity upon product launch.

     Mylan has also signed an exclusive licensing agreement with Meridian Medical Technologies, a worldwide leader in the development of auto-injector drug delivery systems. Under the agreement, Meridian will license, manufacture and supply a line of generic injectable drugs to Mylan for marketing and distribution. Meridian had submitted three product applications to the FDA for hospital use, and on March 9, 1999, the FDA approved Meridian's application for Acyclovir injection, a generic drug for the treatment of herpes and shingles. Bertek Pharmaceuticals Inc. will be responsible for the marketing of this product upon its launch.

     TopiCare delivery technology delivers larger polymer molecules in the upper layers of the skin (A), while smaller molecules are deposited in the deeper layers (B). This unique system can reduce skin irritation and can enhance the duration of the medication.


     Penederm, based in Foster City, California, is a drug delivery company with a market focus in dermatology. Through its proprietary TopiCare Delivery Compounds(R), Penederm develops and markets topically administered prescription dermatological products. The patented TopiCare delivery technology consists of a group of liquid polymers designed to hold skin care agents at targeted levels on and in the upper layers of the skin. These compounds have been shown to have the potential to prevent wash off by repeated contact with water, enhance the duration of action of active ingredients, reduce dosage requirements, and reduce irritation common to many dermatological medications.

     Because of their efficacy, safety, flexibility and ease of development, TopiCare delivery technology can be applied to a number of compounds Mylan currently has in development, as well as Penederm's own pipeline of prescription dermatological products. This provides Mylan with proven effective technology for topical pharmaceutical delivery.

strategic alliances

     Mylan Technologies Inc. is a leading manufacturer of transdermal drug delivery systems with unique state-of-the-art technologies for producing finished pharmaceutical products. Transdermal drug delivery has proven to be more effective than traditional oral delivery in certain pharmaceutical applications. It offers many advantages over existing delivery such as ease of use, improved compliance and market expansion for existing drugs. The patches developed by Mylan are smaller and more cosmetically elegant than traditional patches and since they cover less area, they can reduce common side effects such as skin irritation.

     Mylan Technologies is actively involved in a variety of R&D projects utilizing transdermal drug delivery technology to provide new products for marketing by Mylan subsidiaries. The first product to be approved and marketed utilizing this unique delivery system was the Nitroglycerin Transdermal System, marketed by Mylan Pharmaceuticals, which is bioequivalent and therapeutically equivalent to Transderm Nitro(R), and also marketed by Bertek Pharmaceuticals Inc. as Nitrek(R). Mylan has applied this advanced delivery technology to other products that are currently filed with the FDA and in development.

     Transdermal drug delivery, the delivery of medication into the skin or through the skin into the bloodstream has proven to be more efficacious for certain applications than traditional oral drug delivery. Transdermal Drug Delivery Systems by Mylan Technologies offers a completely integrated source from the initial concept through final manufacturing.

     Prescription products dispensed in unit-dose packaging provide a distinct marketing advantage in the institutional marketplace. The UDL Laboratories division of Mylan manufactures, repackages and markets multi-source and single-source pharmaceutical products in unit-dose packaging to the institutional marketplace. UDL offers a broad range of multi-source products, more than 450 line items, including oral solid, oral liquid and injectable dosage forms, and special use packaging such as Emergi-script, Bingo, Control-A-Dose, and Robot Ready. A nine-person detail sales force, targeting more than 6000 hospitals throughout the U.S., markets the full product line.

     UDL augments Mylan's generic business by not only repackaging Mylan generic products but also contracting products from other manufactures for packaging. UDL is dedicated to the development of generic liquid products. Via their specialized liquid manufacturing facility in Largo, Florida, UDL produces more than 80 liquid products for the institutional market. In June of 1998, the Company received FDA approval for Nystatin Oral Suspension which compares to Mycostatin(R) Mark Oral Suspension, and in March of 1999, the Company received approval for Albuteral Sulfate Oral Solution, which compares to Proventil(R). Presently, there are three applications filed with the FDA and an additional seven products are in various stages of development.

Extended Release

     Drug delivery has become one of the fastest growing areas of the pharmaceutical industry. Branded pharmaceutical companies are using drug delivery as a means of extending patent life, differen-tiating their products and increasing market share. In today's pharmaceutical marketplace many products whose patents have expired or will expire have complicated drug delivery systems.

     Mylan's growth strategy has been to target these complex "niche" opportunities. Mylan has made a commitment to complex drug formulation and manufacturing by internally developing specialized bead technologies. Mylan has the ability to formulate products with complex extended release drug delivery such as Verapamil HCl ER Capsules, which compares to Verelan(R).

     Complex extended release formulations often require specialized equipment for manufacturing. Therefore, the Company has dedicated a 27,000 square foot manufacturing facility in which it houses state-of-the-art equipment such as the technical machinery that is essential to manufacture Diltiazem HCl ER Capsules, which compares to Dilacor XR(R) and Diltiazem HCl ER Capsules which compares to Cardizem SR(R).

     Mylan's leadership position in the generic drug industry is strengthened by the Company's expertise in developing and commercially manufacturing extended release and delayed release generic pharmaceuticals.

     To date, Mylan has introduced four compounds utilizing its extended release bead and matrix technology. Additionally, there are 12-14 compounds in various stages of development that target branded sales of approximately $7 billion.

     The environment for Mylan's core generic business has never been better. Patent expirations are the catalyst driving the generic industry as a source of new product opportunities. According to industry analysts, approximately $41 billion in branded drug sales will be coming off patent throughout the next decade. Additionally, there are products valued at $7 billion that are off patent with no generic competition.

 MylanPharmaceuticals consistently ranked #1 in the number of new and refilled prescriptions dispensed among all pharmaceutical companies, brand or generic as tracked by the 1998 IMS National Prescription Audit.

2000

Strategic Alliances

     Mylan has been actively seeking strategic alliances to expand its product line and geographic reach in the market place. In January the company reached an agreement with Genpharm Inc. of Canada, whereby the companies will co-develop and Mylan will exclusively market and distribute in the U.S. certain products Genpharm has in research. The agreement includes 15 branded and generic products in a variety of dosage forms, including immediate release tablets and capsules, injectables, controlled and sustained release tablets, nasal sprays and sublingual sprays. The first product submission has been filed and additional filings are anticipated to occur in the near future. This agreement furthers a strategy of Mylan's which is to have products that cover niche areas in the marketplace.

     Mylan's agreement with Draxis Pharmaceutial of Canada provides the framework for an ongoing collaboration under which Draxis will introduce certain Mylan products in Canada. Draxis has two appli-cations filed in Canada based on this alliance. Mylan's alliance with Draxis will enable the Company to expand the geographic reach of its products into Canada and share the profits from these Canadian sales without the investments that would otherwise be required to enter the Canadian market.

     Two new generic products now carry the Mylan label via an exclusive licensing agreement with 3M Pharmaceuticals, Orphenadrine Citrate ER Tablets and Orphenadrine Citrate, Aspirin and Caffeine Tablets. Orphenadrine Citrate ER is therapeutically equivalent to Norflex(TM), and is used as a skeletal muscle relaxant, as is Orphenadrine Citrate, Aspirin and Caffeine Tablets, which is therapeutically equivalent to Norgesic(TM) and Norgesic(TM) Forte.

     Looking to the future As we approach the 21st century, greater emphasis is placed on our innovator products and drug delivery capabilities as a source of growth. However, it has been our commitment to quality, reliability and innovation that has made us a market leader in generic pharmaceuticals in the 20th century. Therefore, we are not looking to the future without regard to our past. Mylan is a market leader and remains dedicated to being a market leader in the generic drug industry.

The Business of Approvals

     New product introductions are a key ingredient to sustain above average sales and earnings growth in the generic pharmaceutical industry. Therefore,
Mylan has been aggressively researching and developing compounds to ensure a steady stream of approvals. Over the past three years Mylan has received approval for 26 generic products. In fiscal 1999, Mylan submitted 18 ANDAs to the FDA and received final approval for eleven products, Clomipramine HCl, Hydroxychloroquine Sulfate, Sulfamylon(R) for 5% Topical Solution, Nystatin Oral Suspension, Glyburide, Ranitidine, Acyclovir, Clonazepam, Etodolac 500 mg., Albuteral Sulfate Syrup and Extended Phenytoin Sodium. Additionally, Mylan received tentative approval for Terazosin HCl, Buspirone, Astemizole, Fluoxetine, Verapamil HCl ER, Carbidopa & Levodopa ER and Nifedipine ER 30 mg.

    Presently the Company has 35 ANDAs filed with the FDA targeting combined branded sales of $9-$10 billion. Eight of these are tentatively approved and will be launched upon the settlement of legal issues with the original NDA holders or upon their patent expirations. Twenty additional applications have been targeted for FDA filing in calendar 1999, with combined branded sales of approximately $6 billion.

                Mylan Pharmaceuticals Inc. Generic Product Line

Generic Name                             Trade Name
------------                             ----------
Analgesic
---------
Indomethacin                             Indocin (R)
Propoxyphene Compound                    Darvon (R)
Compound-65
Propoxyphene HCl                         Darvon (R)
Propoxyphene HCl & Acetaminophen         Wygesic (R)
Propoxyphene Napsylate & Acetaminophen   Darvocet-N (R) 100

Anti-Inflammatory
-----------------
Etodolac (Capsules)                      Lodine (R)
Etodolac                                 Lodine (R)
Fenoprofen Calcium                       Nalfon (R)
Flurbiprofen                             Ansaid (R)
Ibuprofen                                Motrin (R)
                                         Rufen (R)
Ketoprofen                               Orudis (R)
Ketorolac Tromethamine                   Toradol (R)
Meclofenamate Sodium                     Meclomen (R)
Naproxen                                 Naprosyn (R)
Naproxen Sodium                          Anaprox (R)
Piroxicam                                Feldene (R)
Sulindac                                 Clinoril (R)
Tolmetin Sodium                          Tolectin (R) DS
Tolmetin Sodium                          Tolectin (R) 600

Anti-malarial
-------------
*Hydroxychloroquine Sulfate              Plaquenil (R)

Anti-obsessional
----------------
*Clomipramine HCI                        Anafranil(R)

Antiangina
----------
Atenolol                                 Tenormin (R)
Nadolol                                  Corgard (R)
Nitroglycerin Transdermal System(Patches)Transderm Nitro (R)
Verapamil HCl                            Isoptin (R)

Antianxiety
-----------
Alprazolam                               Xanax (R)
Diazepam                                 Valium (R)
Lorazepam                                Ativan (R)
Perphenazine & Amitriptyline HCl         Triavil (R)

Antianxiety/antipsychotic
-------------------------
Trifluoperazine HCl                      Stelazine (R)

Antibacterial Agent
-------------------
Nitrofurantoin                           Macrodanti (R)

Antibiotic
----------
Cefaclor                                 Ceclor (R)
Cefaclor (Oral Suspension)               Ceclor (R)
Cephalexin                               Keflex (R)
Doxycycline Hyclate                      Vibramycin (R)
Doxycycline Hyclate                      Vibra-tabs (R)
Erythromycin Ethylsuccinate              E.E.S. 400 (R)
Erythromycin Stearate                    Erythrocin (R) Stearate
Tetracycline HCl                         Achromycin V (R)
                                         Sumycin (R)


Generic Name                             Trade Name
------------                             ----------
Anticonvulsant
*Clonazepam                              Klonopin (R)
* Extended Phenytoin Sodium              Dilantin (R)
                                         Kapseals (R)
Antidepressant

Amitriptyline HCl                        Elavil (R)
Chlordiazepoxide & Amitriptyline HCl     Limbitrol (R)
Doxepin HCl                              Sinequan (R)
Maprotiline HCl                          Ludiomil (R)
Nortriptyline HCl                        Pamelo (R)

Antidiabetic
------------
Chlorpropamide                           Diabinese (R)
Glipizide                                Glucotrol (R)
*Glyburide                               Glynase (R)
                                         Pres-Tab (R)
Tolazamide                               Tolinase (R)
Tolbutamide                              Orinase (R)

Antidiarrheal
-------------
Diphenoxylate HCl & Atropine Sulfate     Lomotil (R)
Loperamide HCl                           Imodium (R)

Antiemetic
----------
Prochlorperazine Maleate                 Compazine (R)

Antigout
--------
Allopurinol                              Zyloprim (R)

Antihypertensive
----------------
Amiloride HCl & Hydrochlorothiazide      Moduretic (R)
Captopril                                Capoten (R)
Captopril and Hydrochlorothiazide        Capozide (R)
Clonidine                                Catapres (R)
Guanfacine HCl                           Tenex (R)
Indapamide                               Lozol (R)
Methyldopa                               Aldomet (R)
Methyldopa & Hydrochlorothiazide         Aldoril (R)
Metoprolol Tartrate                      Lopressor (R)
Prazosin HCl                             Minipress (R)
Propranolol  HCl                         Inderal (R)
Propranolol HCl & Hydrochlorothiazide    Inderide (R)
Triamterene and Hydrochlorothiazide      Dyazide (R)
Triamterene and Hydrochlorothiazide      MAXZIDE (R)-25MG
                                         MAXZIDE (R)

Antilipemic
-----------
Gemfibrozil                              Lopid (R)

Antineoplastic
--------------
Methotrexate                             Methotrexate (R)
                                         Rheumatrex (R)
Antipsychotic
-------------
Fluphenazine HCl                         Prolixin (R)
Haloperidol                              Haldol (R)
Thioridazine HCl                         Mellaril (R)
Thiothixene                              Navane (R)

Antiviral
---------
Acyclovir   (Capsules)                   Zovirax (R)
*Acyclovir                               Zovirax (R)

Generic Name                             Trade Name
------------                             ----------
Anxiolytic
----------
Clorazepate Dipotassium                  Tranxene (R)

Beta Blocker
------------
Acebutolol HCl                           Sectral (R)
Pindolol                                 Visken (R)
Timolol Maleate                          Blocadren (R)

Beta  Blocker  with  Diuretic
-----------------------------
Atenolol and Chlorthalidone              Tenoretic (R)

Bronchial Dilator
-----------------
Albuterol                                Proventil (R)
                                         Ventolin (R)

Calcium  Channel Blocker
------------------------
Diltiazem HCl                            Cardizem (R)
Diltiazem HCl ER                         Cardizem SR (R)
Diltiazem HCl ER                         Dilacor XR (R)
Nicardipine                              Cardene (R)
Verapamil HCl ER                         Isoptin (R) SR

Diuretic
--------
Bumetanide                               Bumex (R)
Chlorothiazide                           Diuril (R)
Chlorthalidone                           Hygroton (R)
Furosemide                               Lasix (R)
Methyclothiazide                         Enduron (R)
Spironolactone                           Aldactone (R)
Spironolactone  &  Hydrochlorothiazide   Aldactazide (R)

H2 Antagonist
-------------
Cimetidine                               Tagamet (R)
Ranitidine HCl                           Zantac (R)

Hemorrheologic  Agent
---------------------
Pentoxifylline ER                        Trental (R)

Hypnotic Agent
Flurazepam HCl                           Dalmane (R)
Temazepam                                Restoril (R)

Laxative
--------
Lactulose  Solution                      Chronulac (R)

Muscle  Relaxant
----------------
Cyclobenzaprine  HCl                     Flexeril (R)
*Orphenadrine  Citrate  ER               Norflex TM

Skeletal Muscle Relaxant
------------------------
*Orphenadrine Citrate,Aspirin and Caffeine  Norgesi TM
                                            Norgesic TM Forte

Uricosuric
----------
Probenecid                               Benemid (R)

* Indicates fiscal 1999 introduction

                           Selected Financial Data

                            Mylan Laboratories Inc.

Year ended March 31,                 1999         1998        1997         1996        1995        1994       1993         1992
Total revenues                     $721,123     $555,423    $440,192     $392,860   $396,120     $251,773   $211,964    $ 131,936

Net earnings                       $115,409     $100,777    $ 63,127     $102,325   $120,869     $ 73,067   $ 70,621    $  40,114

Earnings per common share-basic    $    .92     $    .83    $    .52     $    .86   $   1.02     $    .62   $    .61    $     .35
Earnings per common share-diluted  $    .91     $    .82    $    .51     $    .85   $   1.01     $    .61   $    .60    $     .35

Shares used in computation-basic    125,584      122,094     121,926      119,530    118,963      118,423    115,651      114,726
Shares used in computation-diluted  127,156      123,043     122,727      120,706    119,912      119,502    116,986      115,927

At year end
Working capital                    $486,598     $379,726    $323,942     $351,536   $296,990     $197,164   $159,748    $ 106,222

Total assets                     $1,206,661     $847,753    $777,580     $692,009   $546,201     $403,325   $351,105    $ 226,720

Long-term obligations              $ 26,827     $ 26,218    $ 32,593     $ 18,002   $  7,122     $  4,609   $  5,125    $   3,600

Shareholders' equity             $1,059,905     $744,465    $659,740     $616,441   $482,728     $379,969   $295,972    $ 203,452

Book value per share-diluted     $     8.34     $   6.05    $   5.38     $   5.11   $   4.03     $   3.18   $   2.53    $    1.76

Numbers in thousands except per share amounts.

From June 1990 through July 1992 the Company had a quarterly dividend program totaling $.067 per share per year. From October 1992 to July 1993 the Company had a quarterly dividend program totaling $.08 per share per year. From October 1993 to July 1994 the Company had a quarterly dividend program totaling $.107 per share per year. From October 1994 to July 1995 the Company had a quarterly dividend program totaling $.133 per share per year. Since October 1995 the Company has had a quarterly dividend program totaling $.16 per share per year. In addition, the Company paid a special one-time dividend of $.067 per share on January 13, 1995. The above financial data gives retroactive effect to the two-for-one stock split effective August 1, 1992 and the three-for-two stock split effective August 15, 1995.

   Management's Discussion and Analysis of Operations and Financial Position

                             Mylan Laboratories Inc.

Overview
Mylan Laboratories Inc. ("the Company" or "Mylan") recorded net earnings of $115.4 million for the year ended March 31, 1999, despite recording $29.0 million in charges for acquired in-process research and development during the year. This represents a 14% increase over net earnings for fiscal 1998 of $100.8 million. Fiscal 1997 net earnings were $63.1 million.
        The favorable results of the past two years are indicative of both the contin-uing evolution of the Company marked by the expansion of the Company's branded presence and the Company's historical leading role in the generic pharmaceutical industry.
        Historically, earnings from new generic product approvals and increased generic volume more than offset the loss in net earnings resulting from price deterioration in the generic market. Beginning in fiscal 1996, however, an increasingly difficult regulatory environment was compounded by a new wave of patent litigation by branded pharmaceutical companies under the Drug Price Competition and Patent Term Restoration Act of 1984 (the "Hatch-Waxman Act"). These two factors significantly increased the cost of bringing new generic products to market and have in many cases diminished the eventual commercial success of new products by delaying their introduction.
        Against this backdrop, the Company decided to accelerate its planned expansion into the branded markets to meet long-term corporate objectives. Additionally, despite a promising pipeline of products in development, management determined the Company would need to further investigate innovative strategic alliances aimed at expanding both its branded and generic product lines.
        Accordingly, the Company entered into several strategic alliance relationships in the past two years, some of which resulted in the introduction of new generic products, including Ranitidine in fiscal 1998 and Orphenadrine Citrate ER in fiscal 1999, and some of which have broadened the Company's growing pipeline of products pending FDA approval. In addition, the Company's acquisition of Penederm Inc. in October of 1998, significantly broadened the Company's branded capabilities in terms of sales force, existing product line and branded product pipeline.
        In addition to the uncertainty of new product approvals, price deterioration during fiscal 1996 and 1997 was more severe than at any other time in the Company's history. The Company estimates that price deterioration in the generic industry reduced net earnings by approximately $55 million in fiscal 1996 and $75 million in fiscal 1997. Accordingly, the Company recognized that action, in addition to the above mentioned efforts, needed to be considered. After an extensive evaluation of its operations, the Company determined that changes in Mylan's generic pricing practices were in order.
        In the second half of fiscal 1998, the Company raised prices on seven generic products. During fiscal 1999, the Company raised prices on 22 additional products. The Company estimates that the price increases accounted for $25 million of the increase in net earnings from fiscal 1997 to fiscal 1998 and $71 million of the increase in net earnings from fiscal 1998 to fiscal 1999.
        In December 1998, actions were commenced by the Federal Trade Commission ("FTC") in connection with two products, Clorazepate and Lorazepam, each of which were included in the Company's fiscal 1998 price increases. At issue in the FTC litigation are contracts executed in 1997 between the Company and its raw material supplier for these products. The FTC claims that the exclusivity provisions of these contracts violate antitrust laws. These exclusivity provisions have been rescinded.
        The two products under FTC investigation combined for approximately 9% of the Company's consolidated net sales in fiscal 1998 and 21% in fiscal 1999. Since June 1998, the Company has seen price deterioration on both of these

   Management's Discussion and Analysis of Operations and Financial Position

                             Mylan Laboratories Inc.

products and expects to see continued price deterioration in the future. Additionally, the Company has been informed that significantly higher prices will be charged by the supplier for future purchases of the raw materials. Accordingly, the Company expects that net sales and resulting gross margin for these products in the fiscal year ending March 31, 2000 will be less than that recognized in the fiscal year ended March 31, 1999. See "Forward Looking Statements."
        The Company intends to continue to work closely with its customers and suppliers to ensure that Mylan's full line of generic products continues to be available to the American public as a cost effective alternative to the innovator products.

Results  of  Operations
Net Sales and  Gross  Margin
The following table outlines net sales, gross margin (net sales less cost of sales) and the corresponding change from the previous year:(dollars in millions)

Year ended            Net Sales         Gross Margin      Gross Margin
March 31,         Dollars   Change    Dollars   Change    as % of Sales
1999             $721.1       36%     $384.3      60%         53%
1998              528.6       20%      240.3      33%         45%
1997              440.2       12%      180.5      -8%         41%

        Generic products represented 88% of consolidated net sales in fiscal 1999, 90% in fiscal 1998 and 87% in fiscal 1997. Accordingly, the changes in net sales, gross margin and gross margin as a percent of net sales are primarily indicative of the highly competitive nature of the generic pharmaceutical industry, the Company's history of obtaining new product approvals and the impact of price increases and strategic alliances on certain products.
        With regard to the Company's generic product line, nine products were added in fiscal 1997 accounting for $34.1 million in net sales in fiscal 1997 and 13 products were added in fiscal 1998 with aggregate net sales of $61.5 million in fiscal 1998. In fiscal 1999 the Company added nine products with aggregate net sales of $37.1 million. Included in the fiscal 1999 new products is Glyburide, a product for which the Company had received an approval from the FDA and begun marketing in fiscal 1997, but was required to suspend commercial shipments pending the outcome of certain patent related issues.
        Two of the fiscal 1998 new products, Ranitidine and Acyclovir, and two of the fiscal 1999 new products, Orphenidrine Citrate ER and Orphenadrine Citrate, Aspirin and Caffeine, are manufactured by other companies and distributed by the Company under distribution arrangements. Under the terms of the distribution arrangement on Ranitidine, the Company, in 1998, recognized $26.8 million recorded under the caption "Other revenues" (See note N to the consolidated financial statements).
        The Company estimates that price deterioration in the generic industry resulted in reductions in net sales and gross margins of approximately $104 million in fiscal 1997, $32 million in fiscal 1998 and $39 million in fiscal 1999. Selective price increases increased net sales by $47 million and gross margins by $37 million in fiscal 1998 and increased net sales by $130 million and gross margins by $109 million in fiscal 1999.
        As described under "Overview," the Company has experienced price deterioration on certain significant generic products on which it increased prices and anticipates that it will experience further price deterioration on these and other products in the future. Accordingly, net sales and gross margin percentages realized in fiscal 1999 are not necessarily indicative of future results.

   Management's Discussion and Analysis of Operations and Financial Position

                             Mylan Laboratories Inc.

        Total unit volume of generic product shipments, excluding unit dose shipments, increased by 18% in fiscal 1997, 8% in fiscal 1998 and 10% in fiscal 1999. The higher levels of volume create manufacturing efficiencies which were realized in each of the three past fiscal years.
        Net sales for the Company's branded segment declined from fiscal 1997 to fiscal 1998 as a result of a realignment of the sales force effort away from the institutional wound care products which have seen continual price deterioration and towards physician based products including MAXZIDERegistration Mark, NITREKRegistration Mark and ClorpresTM. These efforts, coupled with the addition of ZagamRegistration Mark and SulfamylonRegistration Mark Powder provided for a 25% increase in net sales and gross profit in fiscal 1999 for the Company's Bertek Pharmaceuticals Inc. Division.
        Continued growth in the branded segment is a primary objective for the Company. Accordingly, on October 2, 1998, the Company completed its acquisition of Penederm Inc. a Foster City, California corporation which develops and markets patented topical prescription products. Sales of Penederm products during the six months post acquisition were approximately $17 million. The Company has begun to combine the marketing efforts of the Penederm and Bertek sales forces and anticipates continued improvements in the branded segment throughout fiscal 2000. The Company also plans to continue to examine external growth opportunities in the branded arena as internal research and development projects for branded products continue on their paths towards commercialization.

Research  and  Development
Research and development expenditures were $61.8 million in fiscal 1999, $46.3 million in fiscal 1998 and $42.6 million in fiscal 1997. These amounts represent approximately 9% of net sales in fiscal 1999 and 1998 and 10% in fiscal 1997.
        The following table outlines the approximate allocation of research and development expenditures: (dollars in millions)

Year ended March 31,                1999           1998           1997
Generic related projects           $25.7          $22.0          $20.5
Innovative compound projects        29.2           18.4           16.1
Transdermal patch related            6.9            5.9            6.0

        During fiscal 1999, the Company entered into an agreement with Genpharm Inc. to co-develop 15 branded and generic products. Charges related to this agreement have been allocated evenly to generic and innovative compound projects. This expenditure represents a majority of the increase in generic related expenditures.
        In addition to half of the charges relating to the Genpharm agreement, fiscal 1999 expenditures for innovative compound projects include $2.8 million of expenditures incurred by Penederm subsequent to the date of acquisition and approximately $10.0 million in accrued funding obligations resulting from an arbitration award relating to VivoRx (see note S to the consolidated financial statements). Charges related to the Company's funding of VivoRx in fiscal 1998 were $6.3 million and in fiscal 1997 were $7.8 million.
        Under the terms of the arbitration award, the Company has elected to terminate the licensing arrangement with VivoRx, and will be entitled to recover approximately $18.0 million from VivoRx through five annual installment payments commencing in October 2000.

   Management's Discussion and Analysis of Operations and Financial Position

                             Mylan Laboratories Inc.

Acquired  In-Process  Research and  Development
In connection with its acquisition of Penederm Inc. in October 1998, the Company allocated $29.0 million of the purchase price to in-process research and development. (See note B to the consolidated financial statements.)

Selling and Administrative
Selling and administrative expenses were $125.0 million in fiscal 1999, $96.7 million in fiscal 1998 and $79.9 million in fiscal 1997. These amounts represent 17% of net sales in fiscal 1999 and 18% of net sales for both fiscal 1998 and fiscal 1997.
        The following table identifies the major components of selling and adminis-trative expenses: (dollars in millions)


Year ended March 31,                       1999           1998           1997
Sales and Marketing Expenses:
        Generic:
        Payroll and related                $4.9           $4.5           $4.3
        Advertising and promotions         12.7           16.3            3.2
        Branded:
        Payroll and related                12.8            9.4            8.0
        Advertising and promotions          9.2            4.7            3.0
        Other sales and marketing           9.9            8.4            9.2
Total Sales and Marketing Expenses        $49.5          $43.3          $27.7

Administrative Expenses:
        Payroll and related               $27.5          $21.9          $19.0
        Legal and professional fees        22.2           12.0            6.8
        Goodwill amortization               4.0            1.6            1.6
        Other administrative               21.8           17.9           24.8
Total Administrative Expenses             $75.5          $53.4          $52.2


        The significant change in generic advertising and promotions from fiscal 1997 to fiscal 1998 relates primarily to costs associated with the launch of new generic products including Ranitidine. Such costs included payments of stocking fees to customers to assist in the conversion and promotion of the new generic products. Similar programs of lesser magnitude were provided in fiscal 1999. In prior years such costs were insignificant.
        The majority of the increases in branded and other sales and marketing expenses from fiscal 1998 to fiscal 1999 relate to Penederm, which incurred $6.9 million of expenses in the second half of fiscal 1999.
        Administrative payroll and related expenses increased from fiscal 1998 to fiscal 1999 primarily as a result of expansion of corporate infrastructure and from the addition of Penederm.
        Legal and professional fees relating to patent issues were approximately $6.0 million in fiscal 1999, $7.2 million in fiscal 1998 and $1.7 million in fiscal 1997. The significant increase in total legal and professional fees from fiscal 1998 to fiscal 1999 is related principally to antitrust matters and the VivoRx litigation.

Equity in Earnings of Somerset
Equity in earnings of Somerset was $5.5 million in fiscal 1999, $10.3 million in fiscal 1998 and $18.8 million in fiscal 1997. Somerset's contribution to the Company's net earnings per share was $.04 in fiscal 1999, $.07 in fiscal 1998 and $.14 in fiscal 1997.
        Somerset continues research efforts to discover alternative indications for EldeprylRegistration Mark and the development of other compounds. Unless such new indications or compounds are approved for commercialization the impact of generic competition will continue to adversely affect Somerset's contribution to the Company's net earnings.

   Management's Discussion and Analysis of Operations and Financial Position

                             Mylan Laboratories Inc.

Other Income
Other income was $18.3 million in fiscal 1999, $14.0 million in fiscal 1998 and $10.4 million in fiscal 1997. These amounts are derived principally from investment earnings and gains and losses on the sale of fixed assets net of estimated provisions (approximating $12.5 million and $2.5 million in 1999 and 1998 respectively) for adjustments to the carrying value of Other assets, principally related to investments in strategic alliances and non-publicly traded companies, including VivoRx.

Income Taxes
The effective tax rate for fiscal 1999 was 40% compared to 32% in fiscal 1998 and 28% in fiscal 1997. Approximately 5% of the fiscal 1999 rate is a result of the $29 million charge for acquired in-process research and development which is not deductible for tax purposes. The remainder of the increase in both fiscal 1999 and fiscal 1998 is attributable to increased domestic taxable income subject to full federal and state taxation.
        During fiscal 1998, the Company reached a negotiated settlement with the Internal Revenue Service regarding audits of the Company's income tax returns for the years 1992 through 1996. As part of the settlement, the Company agreed to change the method employed for determining taxable income of its Puerto Rican operations from the cost sharing method to the profit-split method for all years after 1996.
        Changes in the Federal Tax Code enacted in 1993 reduced tax credits previously available for operating in Puerto Rico by 50% in fiscal 1997, 55% in fiscal 1998 and 60% in fiscal 1999. Under current tax law, the amount of income subject to the Puerto Rican tax credit will be limited for a period of seven years before complete termination of the credits.

Liquidity  and  Capital Resources
In fiscal 1999, the Company surpassed the billion-dollar plateau in total assets and shareholders' equity. Total assets are $1,206.7 million at March 31, 1999 compared to $847.8 million at March 31, 1998. Working capital increased from $379.7 million in 1998 to $486.6 million in 1999 and the ratio of current assets to current liabilities decreased from 6.3 to 1 to 6.0 to 1.
        Net cash provided from operating activities was $163.4 million in 1999, $52.7 million in 1998 and $46.5 million in 1997. The primary reasons for the increase in 1999 were improved operating results and inventory management. Other contributing factors were the timing of tax payments and collection of accounts receivable. The increase in operating cash flows also out paced net earnings growth in 1999 as a result of higher non-cash expense items, including the increase in allowances on accounts receivable and acquired in-process research and development.
        The Company completed several major capital projects in 1999 that were started in prior years while continuing to expand its facilities in Morgantown, West Virginia. The Company's net investment in property, plant and equipment was $16.7 million in 1999, $28.9 million in 1998 and $26.9 million in 1997. The expansion at the Morgantown location includes additional manufacturing capacity and a sales and administrative building. All capital expenditures have been made with the general funds of the Company and without any bank financing.
        In 1999, the Company implemented cash management initiatives by investing more funds into marketable securities, accounting for the increase in cash used for investing activities. Generally these funds are invested in short-term government and corporate securities.
        Payments on long-term obligations include obligations assumed in connection with the acquisition of UDL and installment payments made on certain product acquisitions. The Company paid cash dividends of $.16 per share in 1999, 1998 and 1997 totaling $58.8 million.

   Management's Discussion and Analysis of Operations and Financial Position

                             Mylan Laboratories Inc.

        The Company's current cash position will not necessarily be indicative of its position in future periods. As described under "Overview," the Company has experienced price deterioration on certain significant generic equivalent products on which it increased prices and anticipates that it will experience further price deterioration on these and other products in the future, which could impact future cash flows. In addition, the Company expects to incur significant legal fees and costs in defending against the various lawsuits referenced under "Overview" and described under Item 3 of the Company's Annual Report on Form 10-K for the year ended March 31, 1999, which could also impact future cash flows. See also "Forward Looking Statements."

Year 2000
The Company has completed a review of its critical information technology ("IT") and non-IT operating systems for Year 2000 ("Y2K") compliance. Y2K compliance refers to the issue of systems and equipment having date sensitive components being able to recognize the year 2000. On the basis of this review and the processes described below, management believes that the costs of remediation and potential losses related to Y2K issues are unlikely to have a material effect on the Company's financial position, results of operations or cash flows.
        In assessing potential Y2K issues, the Company has taken or is taking the following steps to address its IT and non-IT operating systems:
          -Formed a project  team across  functional  departments  to complete a review and identify nonconforming systems.
          -Communicated   to  employees   throughout  the  Company  to  increase
            awareness of issues and activate the identification process. -Identified critical IT and non-IT nonconforming operating systems and developed a plan to bring these systems into compliance. -Established a testing program to ensure that such systems are compliant.
          -Corresponded with customers, vendors, service suppliers and financial institutions to verify their readiness.
          -Developed contingency plans where practical in the event of system failures.
        Because of the continued growth of the Company over the last several years and prior to the formation of the project team, the Company initiated major system conversions to accommodate the physical expansion and increased transaction volume associated with this growth. Many factors were considered during the selection process. While Y2K compliance was one of the factors considered, other factors were equally and significantly more important. Any new systems selected were expected to be and are believed to be Y2K compliant.
        The Company has recently completed the system conversions for all major operating and financial systems. All such systems have been certified by the vendor to be Y2K compliant. The Company has substantially completed its own testing on these systems and verified their Y2K compliance.
        Due to the recent independent upgrades and replacements of its computer systems to accommodate its growth, the Company has not been required to spend, nor does it anticipate spending, significant incremental funds to become Y2K compliant. The funds for system conversions have been financed through operating revenue of the Company. The Company has neither delayed, nor anticipates delaying, any significant information system projects prior to the year 2000.
        The project team continues to evaluate and update contingency plans. These plans are developed based on correspondence with customers, vendors, raw material suppliers, service suppliers and financial institutions regarding the status of their Y2K readiness and the results of testing performed on the Company's internal systems. With the testing of the Company's own systems substantially complete, more emphasis will be placed on obtaining and verifying third party responses. Contingency plans will evolve and change with each favorable or unfavorable response. As part of this process and due to the critical nature of the Company's products, the Company has also initiated steps to monitor customers' orders and buying patterns. The Company has taken these steps to ensure the availability of its products to all its customers as the millennium approaches.

   Management's Discussion and Analysis of Operations and Financial Position

                             Mylan Laboratories Inc.

 While the project team continues to develop contingency plans for the more likely scenarios of possible business interruptions, there can be no assurance that the project team will identify and develop successful contingency plans for all of the business interruptions that could possibly occur.
        Management believes that the Company has acted with appropriate diligence to address potential Y2K issues. The Company is, however, dependent on third parties, such as its customers, vendors, raw material suppliers, service suppliers which include energy, water, communication and transportation and financial institutions, to make their own systems Y2K compliant. If these entities fail to remedy their Y2K issues, the Company could potentially suffer interruptions in its business operations. These interruptions could potentially delay the Company in its manufacturing or distribution of some or all its products for an undeterminable amount of time. In addition, the Company could experience the corruption of data in its own internal information systems. Such corruption could lead to temporary interruptions in certain isolated business operations. These interruptions may or may not lead to an adverse impact on the Company's overall business operations.

Other Matters
The Financial Accounting Standards Board issued Statement of Financial Accounting Standards No.133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133"). This statement is effective for fiscal years beginning after June 15, 2000. The Company is currently evaluating the impact that SFAS No. 133 will have on its financial position and results of operations.

Market  Risk
The Company is exposed to market risk primarily from changes in market values on its investments in marketable debt and equity securities, including marketable securities owned indirectly through certain pooled asset funds. Market prices on debt securities generally bear an inverse relationship to changes in interest rates. The Company also invests in overnight deposits and money market funds and marketable securities with maturities of less than three months. These instruments are classified as cash or cash equivalents for financial reporting purposes and have minimal or no interest rate risk. The Company also invests in non-public securities, often in consideration of its strategic interests. The Company does not consider these investments to be market risk sensitive.
        The  Company  attempts  to  mitigate  its  exposure  to  market  risk by assessing the relative proportion of its investments in cash and cash equivalents and the relatively stable and risk minimized returns available on such investments with the risks attendant to its investments in debt and equity securities. The Company's objective in managing its exposure to changes in the market value of its investments in debt and equity securities is to balance the risk of the impact of such changes on earnings and cash flows with the Company's expectations for investment returns. The Company's pooled asset funds and certain of its other investments in debt and equity securities are managed by professional portfolio managers. The Company was not a party to any forward or derivative option contract related to interest rates or equity security prices during fiscal 1999.
        The fair market value of the debt securities held by the Company at March 31, 1999 was $60.2 million, of which $42.4 million had maturities of less than one year (the market values of which are generally less sensitive to interest rate fluctuations than is the case with longer term debt instruments). The fair market value of the equity securities held by the Company at March 31, 1999 was $48.9 million. Such investments collectively represent 9% of the Company's total assets as of March 31, 1999 and 36% of the aggregate value of debt and equity securities and cash and cash equivalents held by the Company at such date. Assuming an instantaneous 10% decrease in the market values of the Company's debt and equity securities, the change in the aggregate fair market value of these securities would be $10.9 million.

Forward Looking  Statements
Various statements in this Report state or suggest that the Company expects to increase revenues and to continue to be profitable in the future by employing various strategies which include continuing to seek, among other things, to introduce new lines of generic equivalent products, to enter into alliances with other

   Management's Discussion and Analysis of Operations and Financial Position

                             Mylan Laboratories Inc.

manufacturers, to strengthen the development of branded products and to increase prices on select generic equivalent products in its line. These are forward-looking statements. The Company's actual results could differ materially from those projected or suggested in any forward-looking statement due to various important factors, including, but not limited to, the following:
        The Company's results of operations depend to a significant extent on its ability to develop and bring to market new generic equivalent products. Generally, following the expiration of patents and other FDA exclusivity periods, the first manufacturers to bring a generic equivalent to the market achieve higher revenues and gross profits than competitors that subsequently enter the market. As competing products enter the market, prices, sales volume and profit margins of the first generic equivalents decline significantly. Furthermore, since 1997, the Company has increased prices on selected older generic equivalent products, including in some cases generic equivalents which were largely abandoned by competitors, which has encouraged other generic manufacturers to reenter the market. These conditions have also resulted or are expected to result in price deterioration on these products.
        In addition to suffering price deterioration on its generic equivalent products generally, the Company's results of operation for fiscal 1999 continued to be impacted by delays in its ability to introduce new generic equivalent products due to litigation initiated by branded manufacturers under the Hatch-Waxman Act to extend the exclusivity periods of drugs on which patents were expiring. The failure of Congress or the courts to address the present abuses of the Hatch-Waxman Act could diminish the comme rcial success of new products introduced by the Company, resulting in both lower revenues and gross margins.
        The Company is seeking to strengthen its development of branded products. Obtaining approval from the FDA to market new (branded) pharmaceutical products in the United States is a lengthy, complex and expensive process. Products which appear promising in the research laboratories may fail to survive the testing phase due to ineffectiveness or as a result of unforeseen side effects. Even if the Company is successful in obtaining approval for new products, no assurance can be given that such products will be accepted in the medical community as being as effective as alternative forms of treatment for indicated conditions.
        The Company's principal customers include wholesale drug distributors and major drug store chains. A continuation of the consolidation, which has been experienced in these pharmaceutical distribution networks in recent years, is likely to result in an increase in pricing pressures on pharmaceutical manufacturers.
        As described under Item 3 of the Company's Annual Report on Form 10-K for the year ended March 31, 1999, the Company is involved in numerous lawsuits, including anti-trust and anti-competition litigation brought by the Federal Trade Commission, the Attorneys General for 33 states and numerous private litigants, as well as a class action lawsuit alleging that the Company violated federal securities laws by failing to disclose the alleged monopolization of certain raw materials used to manufacture drugs. An unfavorable outcome in these suits could have a potentially adverse effect on the Company's financial position and results of operation or, in certain circumstances, the manner in which the Company is permitted to conduct its future operations.
        The statements under "Year 2000" of "Management's Discussion and Analysis of Financial Condition and Results of Operations" which express the Company's belief that Y2K problems will not have a material adverse effect on the Company may also be forward-looking statements. Factors which could cause the Company to be unable to avoid any material Y2K problems include the failure of its Y2K project team to identify latent or other non-compliant codes or technologies, the failure of any of the customers, vendors, service suppliers or financial institutions with which the Company deals to address their own Y2K problems or the ineffectiveness of any contingency plans put in place by the Company to mitigate the effects of interruptions in its businesses due to Y2K problems.
        See also the discussion of the Company's business, including the regulatory environment, customers, markets and competitive conditions included in Item 1 of the Company's Annual Report on Form 10-K for the year ended March 31, 1999.

                          Consolidated Balance Sheets

                            Mylan Laboratories Inc.

(dollars in thousands except per share data)
March 31                                             1999          1998

Assets

Current assets
Cash and cash equivalents                       $  189,849     $  103,756
Marketable securities                               69,872         41,941
Accounts receivable                                148,896        136,864
Inventories                                        136,493        146,041
Deferred income tax benefit                         18,199          7,845
Prepaid and refundable income taxes                     88          7,946
Other current assets                                19,562          6,679
                                                ----------     ----------
Total current assets                               582,959        451,072

Property, plant and equipment - net
     of accumulated depreciation                   154,636        151,412
Intangible assets - net of accumulated
     amortization                                  336,003        128,745
Other assets                                        98,949         86,803
Investment in and advances to Somerset              34,114         29,721
                                                ----------     ----------
Total assets                                  $  1,206,661    $   847,753

See notes to consolidated financial statements.

                          Consolidated Balance Sheets

                            Mylan Laboratories Inc.

(dollars in thousands except per share data)

March 31,                                           1999           1998

Liabilities and shareholders' equity

Current liabilities
Trade accounts payable                           $  12,142      $  15,957
Current portion of long-term obligations            16,941          8,477
Income taxes payable                                   821          5,377
Other current liabilities                           61,279         36,635
Cash dividend payable                                5,178          4,900
                                                 ---------      ---------
Total current liabilities                           96,361         71,346

Long-term obligations                               26,827         26,218
Deferred income tax liability                       23,568          5,724

Shareholders' equity
Preferred stock, par value $.50 per share,             -              -
     authorized 5,000,000 shares,  issued
     and outstanding - none
Common stock, par value $.50 per share,
     authorized 300,000,000 shares, issued
     129,968,514 at March 31, 1999 and
     123,050,172 at March 31, 1998                  64,984         61,525
Additional paid-in capital                         311,995         92,405
Retained earnings                                  690,003        594,847
Accumulated other comprehensive earnings             1,105          1,570
                                                  ---------      ---------
                                                 1,068,087        750,347
Less treasury stock at cost - 888,578
     shares at March 31, 1999 and
     849,858 shares at
     March 31, 1998                                  8,182          5,882
                                                 ---------      ---------
Total shareholders' equity                       1,059,905        744,465

Total liabilities and shareholders'
     equity                                   $  1,206,661     $  847,753
                                              ============     ==========

                       Consolidated Statements of Earnings

                             Mylan Laboratories Inc.

(dollars in thousands except per share data)
Year ended March 31,                             1999        1998         1997
Net sales                                     $721,123   $  528,601     $440,192
Other revenues                                    -          26,822         -
                                              --------   ----------     --------
Total revenues                                 721,123      555,423      440,192

Cost and expenses
Cost of sales                                  336,846      288,290      259,666
Research and development                        61,843       46,278       42,633
Acquired in-process research and development    29,000         -          -
Selling and administrative                     124,964       96,708       79,948
                                              --------   ----------     --------
                                               552,653      431,276      382,247

Equity in earnings of Somerset                   5,482       10,282       18,342
Other Income                                    18,342       13,960       10,436
                                             ---------   ----------      -------
Earnings before income taxes                   192,294      148,389       87,195
Income taxes                                    76,885       47,612       24,068
                                             ---------   ----------      -------
Net earnings                                  $115,409   $  100,777      $63,127
                                             =========   ==========      =======
Earnings per common share
Basic                                        $     .92   $      .83      $   .52
Diluted                                      $     .91   $      .82      $   .51

Weighted average common shares outstanding
Basic                                      125,584,000  122,094,000  121,926,000
Diluted                                    127,156,000  123,043,000  122,727,000

See notes to consolidated financial statements.

   Consolidated Statements of Shareholders' Equity and Comprehensive Earnings

                            Mylan Laboratories Inc.

                                                                                            Accumulated Other
(dollars in thousands except             Common Stock      Treasury Stock   Additional        Comprehensive                Total
                                  ---------------------  ------------------ ---------- Retained Earnings Shareholders' Comprehensive
     per share data)                Shares       Amount   Shares     Amount   Paid-In  Earnings   (Loss)      Equity       Earnings
                                                                              Capital
------------------------------------------------------------------------------------------------------------------------------------
April 1, 1996                     122,524,789  $ 61,262  (694,950)  ($2,528)  $85,996  $  470,136   $1,575  $  616,441       -

Net earnings                           -           -         -          -        -         63,127      -        63,127    $63,127
Net unrealized loss on
  marketable securities                -           -         -          -        -           -      (2,522)     (2,522)    (2,522)
Stock options exercised               290,167       145   (75,000)   (1,266)    3,266        -         -         2,145        -
Reissuance of treasury stock           -           -       17,000        62      -           -         -            62        -
Cash dividend $.16 per share           -           -         -          -        -        (19,513)     -       (19,513)       -
                                  ----------- ---------   --------  --------  -------  -----------  ------- -----------   --------
March 31, 1997                    122,814,956    61,407   (752,950)  (3,732)   89,262     513,750     (947)    659,740     60,605

Net earnings                           -           -         -          -        -        100,777      -       100,777    100,777
Net unrealized gain on
  marketable securities                -           -         -          -        -            -      2,517       2,517      2,517
Stock options exercised               235,216       118       (513)     (12)    3,143        (141)     -         3,108        -
Purchase of treasury stock             -           -      (144,900)  (2,459)     -            -        -        (2,459)       -
Reissuance of treasury stock           -           -        48,505      321      -            -        -           321        -
Cash dividend $.16 per share           -           -         -          -        -        (19,539)     -       (19,539)       -
                                  ----------- ---------   --------  --------  -------  -----------  ------- -----------   --------
March 31, 1998                    123,050,172    61,525   (849,858)  (5,882)   92,405     594,847    1,570     744,465    103,294

Net earnings                           -           -         -          -        -        115,409      -       115,409    115,409
Net unrealized loss on
  marketable securities                -           -         -          -        -            -       (465)       (465)     (465)
Stock options exercised             1,013,313       507    (85,270)  (2,642)   16,916        (141)     -        14,640        -
Reissuance of treasury stock           -           -        46,550      342      -            -        -           342        -
Cash dividend $.16 per share           -           -         -          -        -        (20,112)     -       (20,112)       -
Penederm acquisition                5,905,029     2,952      -          -     202,674         -        -       205,626        -
                                  ----------- ---------   --------  --------  -------  -----------  ------- -----------   --------
March 31, 1999                    129,968,514 $  64,984   (888,578) ($8,182) $311,995  $  690,003    1,105  $1,059,905  $  114,944
                                  =========== =========   ========  ========  =======  ===========  ======= ===========   ========


See notes to consolidated financial statements.

                     Consolidated Statements of Cash Flows

                            Mylan Laboratories Inc.

(dollars in thousands except supplemental disclosure)
Year ended March 31,                               1999        1998       1997
Cash flows from operating activities
Net earnings                                    $115,409   $  100,777   $63,127
Adjustments  to  reconcile  net
earnings to net cash  provided
from  operating activities:
    Depreciation and amortization                 26,911       21,708    17,347
    Deferred income tax (benefit) expense        (10,314)      (3,207)       47
    Equity in earnings of Somerset                (5,482)     (10,282)  (18,814)
    Cash received from Somerset                    1,089        5,674    20,038
    Allowances on accounts receivable             19,300        8,754     2,422
    Acquired in-process research and development  29,000          -         -
    Loss on sale of assets                           -            -       1,171
    Other noncash expenses                          (646)       1,574       290
    Changes in operating assets and liabilities:
      Accounts receivable                        (30,411)     (30,565)  (45,198)
      Inventories                                 11,328      (45,007)   (1,495)
      Trade accounts payable                      (4,282)      (2,082)    4,000
      Income taxes                                 8,549       (8,949)      773
      Other operating assets and liabilities       2,998       14,255     2,829
                                                 -------       ------    ------
Net cash provided from operating activities      163,449       52,650    46,537

Cash flows from investing activities
Additions to property, plant and equipment       (16,736)     (28,853)  (26,854)
Increase in intangible and other assets           (7,915)      (7,984)  (30,674)
Purchase of investment securities                (79,816)     (16,785)  (23,221)
Proceeds from investment securities               50,151       17,309    18,060
Proceeds from sale of assets                         -            -       3,500
Cash acquired net of acquisition costs             1,396          -         -
Net cash used in investing activities            (52,920)     (36,313)  (59,189)
See notes to consolidated financial statements.

                     Consolidated Statements of Cash Flows

                            Mylan Laboratories Inc.

(dollars in thousands except supplemental disclosure)

Year ended March 31,                           1999       1998         1997

Cash flows from financing activities
Payments on long-term obligations           $(14,740)   $  (19,198)    $(19,788)
Cash dividends paid                          (19,833)      (19,525)     (19,491)
Repurchase of common stock                       -          (2,459)         -
Proceeds from exercise of stock options       10,137         2,445        1,107
                                            --------    ----------     --------
Net cash used in financing activities        (24,436)      (38,737)     (38,172)
                                            --------    ----------     --------
Net increase (decrease) in cash and
  cash equivalents                            86,093       (22,400)     (50,824)
Cash and cash equivalents - beginning
  of year                                    103,756       126,156      176,980
                                            --------    ----------     --------
Cash and cash equivalents - end of year   $  189,849      $103,756    $ 126,156
                                            --------    ----------     --------

Supplemental Disclosure
For purposes of presentation in the statements of cash flows, cash, overnight deposits and money market funds and marketable securities with original matu-rities of less than three months have been classified as cash and cash equivalents.
        Cash payments for interest were $1,800,000 in 1999, $3,426,000 in 1998, and $1,977,000 in 1997. Cash payments for income taxes were $78,650,000 in 1999, $59,770,000 in 1998, and $23,245,000 in 1997.
        Certain stock option transactions result in a reduction of income taxes payable and a corresponding increase in additional paid in capital. The amounts for the years ended March 31, 1999, 1998, and 1997 were $4,302,000, $652,000 and
$205,000 respectively.
        In consideration for the exercise of stock options, the Company received and recorded into treasury stock 85,270 shares valued at $2,642,000 in fiscal 1999, 513 shares valued at $12,000 in fiscal 1998, and 75,000 shares valued at $1,266,000 in fiscal 1997.
        During fiscal 1999 the Company acquired all of the outstanding stock of Penederm (see note B). The purchase price of approximately $207,938,000 was satisfied principally through the issuance of the Company's common stock.
        During fiscal 1999 in connection with product license agreements the Company recorded intangible assets and the related obligations of $22,300,000 in excess of amounts paid. In fiscal 1997 the Company recorded intangible assets and long-term obligations of $49,666,000 in excess of amounts paid related to the acquisition of MAXZIDE Registration Mark.

                   Notes to Consolidated Financial Statements

                            Mylan Laboratories Inc.

  A. Summary of Significant Accounting Policies 1. Nature of Operations and Principles of Consolidation The consolidated financial statements include the accounts of Mylan Laboratories Inc. ("the Company") and its wholly-owned subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation. The Company is engaged in the development, manufacture and distribution of pharmaceutical products for resale by others. The principal markets for these products are proprietary and ethical pharmaceutical wholesalers and distributors, drug store chains, drug manufacturers and public and governmental agencies within the United States.

     2. Marketable Securities
     The Company's investments are classified as "available for sale" and are recorded at market value with net unrealized gains and losses, net of income taxes, reflected in accumulated other comprehensive earnings in shareholders' equity. Net gains and losses on sales of securities available for sale are computed on a specific security basis and included in other income.

     3. Accounts Receivable and Revenue Recognition
     The Company recognizes revenue from product sales upon shipment to customers. Provisions for estimated discounts, rebates, price adjustments, returns and other adjustments are provided for in the same period as the related sales are recorded.
          Accounts receivable are presented net of provisions which amounted to $43,584,000 and $23,385,000 at March 31, 1999 and 1998, respectively.

     4. Inventories
     Inventories are stated at the lower of cost (principally, first-in, first-out) or market.

     5. Property, Plant and Equipment
     Property, plant and equipment are stated at cost. Depreciation is provided in amounts sufficient to relate cost of depreciable assets to operations over the estimated service lives, principally on a straight-line basis.

     6. Intangible Assets
     Intangible assets are stated at cost. Amortization is provided for on a straight-line basis over estimated useful lives not to exceed forty years. Intangible assets are periodically reviewed to determine recoverability by comparing carrying value to expected future cash flows.

     7. Research and Development
     Research and development expenses are charged to operations as incurred.

     8. Income Taxes
     Income taxes have been provided for using an asset and liability approach in which deferred income taxes reflect the tax consequences on future years of events that have already been recognized by the Company in the financial statements or tax returns. Changes in enacted tax rates or laws will result in adjustments to the recorded tax assets or liabilities in the period that the tax law is enacted.

     9. Concentrations of Credit Risk
     Financial instruments that potentially subject the Company to credit risk consist principally of interest-bearing investments and accounts receivable. The Company performs ongoing credit evaluations of its customers and generally does not require collateral. Three of the Company's customers accounted for 15%, 14%, and 11% of net sales in fiscal 1999 and 13%, 12%, and 11% of nets sales in fiscal 1998. No single customer represented more than 10% of net sales in fiscal 1997. At March 31, 1999, approximately 48% of the accounts receivable balance represented amounts due from three customers.
            The Company invests its excess cash in deposits with major banks and other high quality short-term liquid money market instruments (commercial paper, government and government agency notes and bills, etc.). These investments generally mature within twelve months.

                   Notes to Consolidated Financial Statements

                            Mylan Laboratories Inc.

     10. Earnings per Share
     During fiscal 1998 the Company adopted Statement of Financial Accounting Standards No. 128, "Earnings per Share." This statement establishes standards for computing and presenting basic and diluted earnings per share. Basic earnings per share is computed by dividing net earnings by the weighted average common shares outstanding for the period. Diluted earnings per share is computed by dividing net earnings by the weighted average common shares outstanding adjusted for the dilutive effect of options granted under the Company's stock option plans. Prior periods have been restated to reflect this new statement.
            A reconciliation of diluted earnings per share is as follows: (in thousands except per share amounts)

     March 31,                                      1999       1998        1997
     Net earnings                                $115,409   $100,777   $  63,127
     Weighted average common shares               125,584    122,094     121,926
     Assumed exercise of stock options              1,572        949         801
                                                 --------   --------   ---------
     Diluted weighted average common shares       127,156    123,043     122,727
     Diluted earnings per share                  $    .91   $    .82   $     .51

     11. Accounting Standards
     Effective April 1, 1998, the Company adopted the provisions of Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income," which establishes standards for recording and disclosing comprehensive income and its components in the financial statements. Comprehensive income includes all changes in shareholders' equity except those resulting from investments by owners and distributions to owners. The Company's comprehensive earnings are comprised of net earnings and the unrealized gain and loss on marketable securities, net of income taxes.
            In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No.133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133"). SFAS No.133 establishes accounting and reporting standards for derivative instruments, including certain derivatives embedded in other contracts, and hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities on the balance sheet at fair value. This statement is effective for fiscal years beginning after June 15, 2000. The Company is currently evaluating the impact that SFAS No.133 will have on its financial position and its results of operations.

     12. Use of Estimates in the Preparation of Financial Statements The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in those financial statements and accompanying notes. Actual results could differ from those estimates.

     13. Reclassification
     Certain prior year amounts have been reclassified to conform to the 1999 presentation.


  B. Acquisitions
     On October 2, 1998, a wholly-owned subsidiary of the Company acquired 100% of the outstanding stock of Penederm Inc. ("Penederm"). Penederm primarily develops and markets patented topical prescription products. Penederm maintains administrative and research and development facilities in Foster City, California.
            The business combination has been accounted for under the purchase method of accounting. Payment of approximately $207,938,000 was made principally through the issuance of 5,905,029 shares of the Company's common stock and the assumption of 877,367 stock options granted prior to the transaction. Goodwill and various intangible assets acquired total approximately $193,000,000 and are being amortized on a straight-line basis over periods not to exceed 20 years.
            The Company allocated a portion of the purchase price to in-process research and development ("IPR&D"). IPR&D represents on going research and development projects acquired by the Company which have not yet been approved by the

                   Notes to Consolidated Financial Statements

                            Mylan Laboratories Inc.

     Food and Drug Administration ("FDA") and would have no alternative future use. The Company used independent professional valuation consultants to assess and allocate values to IPR&D.
            The Company acquired five IPR&D projects of which two were significant to the IPR&D valuation. One project is for the treatment of inflammatory fungal conditions while the other project is for a nail antifungal product. In accessing the value to be allocated to only these two projects it was estimated that they were 42% complete and would require approximately $9,100,000 of additional Company funding to complete. Estimated future cash flows for each project were discounted to their present value using a rate of 31%. These discounted cash flow projections were then adjusted by the estimated completion percentage for each project. The total value allocated to all IPR&D projects was $29,000,000.
            At the date of acquisition, the Company believes that the assumptions used in the valuation process were reasonable. No assurance can be given, however, that the underlying assumptions used in the valuation of these projects will be realized. Pharmaceutical product development has inherent risks in the formulation, manufacture, approval process and marketplace environment which could affect or prevent each of these projects from achieving commercial success.
            The results of Penederm's operations have been included in the Company's Consolidated Statement of Earnings from the date of acquisition. Unaudited pro forma information assuming the acquisition had occurred on April 1, 1997 is as follows, excluding the one-time charge of the $29,000,000 relating to acquired IPR&D: (in thousands except per share amounts)

     Year ended March 31,                                   1999         1998
     Total revenues                                       $731,641     $565,378
     Net earnings                                         $140,948     $ 85,532
     Diluted earnings per common share                    $   1.08     $    .66
                                                          --------     --------
     Diluted weighted average common shares outstanding    130,241      129,075
                                                          --------     --------

          The pro forma financial information is presented for comparative purposes only and does not purport to be indicative of the operating results or financial position that would have occurred had the merger been consummated at the beginning of the periods presented, nor is such information necessarily indicative of the future operating results of the combined company after the merger.
            During fiscal 1999, the Company purchased various product and marketing rights with an aggregate purchase price of $30,300,000. The purchase agreements require fixed payments and royalties on product sales in future periods.


  C.  Inventories
     Inventories consist of the following components: (in thousands)

     March 31,                                        1999         1998
     Raw materials                                  $57,414      $63,308
     Work in process                                 20,813       27,858
     Finished goods                                  58,266       54,875
                                                   --------     --------
                                                   $136,493     $146,041


  D. Property, Plant and Equipment
     Property, plant and equipment consists of the following components:
          (in thousands)

          March 31,                     Useful Lives      1999            1998
          Land and land improvements         -         $  6,583        $  6,909
          Buildings and improvements      20 - 40        86,898          72,893
          Machinery and equipment          5 - 10       137,716         122,572
                                          -------      --------        --------
          Construction in progress            -          13,596          23,945
                                                        244,793         226,319
          Less accumulated depreciation                  90,157          74,907
                                                       --------        --------
                                                       $154,636        $151,412

                   Notes to Consolidated Financial Statements

                            Mylan Laboratories Inc.

  E  Investment in and Advances to Somerset
     The Company owns 50% of the outstanding common stock of Somerset Pharmaceuticals, Inc. ("Somerset") and uses the equity method of accounting for its investment.
          Equity in Earnings of Somerset includes the Company's 50% portion of Somerset's net earnings and expense for amortization of intangible assets resulting from the acquisition of Somerset. Such intangible assets are amortized over a 15 year period. Amortization expense amounted to $924,000 in fiscal 1999, 1998, and 1997. Additionally, the Company's charges to Somerset for management services and product development activities are included in Equity in Earnings of Somerset. These charges have been recorded by Somerset as a reduction of its net earnings.
            Condensed audited balance sheet information of Somerset is as follows: (in thousands)

     December 31,                 1998            1997            1996
     Current assets             $70,929         $53,973         $45,871
     Non-current assets           2,040           3,466           7,006
     Current liabilities         16,584          15,660          19,075
     Payable to owners              595           1,433           1,621

            Condensed audited income statement information of Somerset is as follows: (in thousands)

     Year ended December 31,      1998           1997            1996
     Net sales                  $43,557        $66,956        $101,512
     Cost and expenses           19,316         30,055          46,895
     Income taxes                 9,635         12,924          18,815
                                -------        -------        --------
     Net earnings               $14,606        $23,977         $35,802

          The above information represents 100% of Somerset's operations of which the Company has a 50% interest.
            Somerset's marketing exclusivity for EldeprylRegistration Mark under the Orphan Drug Act expired on June 6, 1996. Somerset has experienced increased competition since August 1996, due to the approval of several generic tablet forms of EldeprylRegistration Mark by the FDA. This has resulted in a decrease in sales and net earnings since 1996.
            In 1997 Somerset was notified by the Internal Revenue Service ("IRS") that it had initiated a challenge related to issues concerning Somerset's Code Section 936 credit for tax years 1993 through 1995. As of December 31, 1998, the proposed adjustments by the IRS amounted to approximately $14,000,000 of additional income tax and interest charges over amounts accrued, of which 50% would be the Company's share. Management of Somerset believes it has appropriately claimed the Code Section 936 credit and intends to vigorously defend its position on this matter.

  F  Marketable Securities
     The amortized cost and estimated market values at March 31, 1999 and 1998 are as follows: (in thousands)

                                         Gross       Gross
                           Amortized  Unrealized   Unrealized    Market
     March 31, 1999          Cost        Gains       Losses      Value
     Debt securities       $60,071      $  303        $187    $  60,187
     Equity securities       8,101       2,144         560        9,685
                           $68,172      $2,447        $747    $  69,872

                                          Gross      Gross
                          Amortized    Unrealized  Unrealized     Market
     March 31, 1998          Cost        Gains       Losses       Value
     Debt securities       $28,942      $  380        $ 32    $  29,290
     Equity securities      10,584       3,852       1,785       12,651
                           $39,526      $4,232      $1,817    $  41,941

                   Notes to Consolidated Financial Statements

                            Mylan Laboratories Inc.

     Maturities of debt securities at market value at March 31, 1999 are as follows: (in thousands)

     Mature in one year or less                   $42,413
     Mature after one year through five years       6,152
     Mature after five years                       11,622
                                                  -------
                                                  $60,187

     Proceeds from sales of marketable securities were $50,151,000, $17,233,000 and $11,369,000 during fiscal 1999, 1998 and 1997. Gross gains of $942,000,
     $767,000 and $565,000 and gross losses of $205,000,  $82,000, and $271,000, were realized during fiscal 1999, 1998 and 1997. The cost of investments sold is determined by the specific identification method.


  G. Intangible Assets
     Intangible assets consist of the following components: (in thousands)

     March 31,                               Useful Lives   1999          1998
     Patents and technologies                 10 - 20     $122,985     $ 27,281
     License fees and agreements               2 - 12       33,086        7,587
     MaxzideRegistration Mark intangibles          25       69,666       69,666
     Goodwill                                 20 - 40      128,480       31,732
     Other                                     5 - 20       28,462       25,719
                                              -------     --------     --------
                                                           382,679      161,985
         Less accumulated amortization                      46,676       33,240
                                                          --------     --------
                                                        $  336,003     $128,745

     The MAXZIDE Registration Mark intangibles relate to trademark, tradedress and marketing rights. The balance in Other consists principally of an assembled workforce, non-compete agreements, customer lists and contracts. Goodwill, patents and technologies and various other intangible assets of approximately $193,000,000 were acquired in the Penederm transaction.


  H.  Other Assets
      Other assets consist of the following components: (in thousands)

      March 31,                                        1999            1998
      Pooled asset funds                             $46,611         $25,368
      Cash surrender value                            29,742          26,569
      Other investments                               22,596          34,866
                                                     -------         -------
                                                     $98,949         $86,803

            Pooled asset funds include the Company's interest in various limited partnership funds which consist of common and preferred stocks, bonds, and money market funds. Earnings on these investments included under the caption Other income amounted to $19,530,000, in 1999, $6,572,000, in 1998, and $1,184,000, in 1997. At March 31, 1999 and 1998 the carrying amounts of these investments approximated fair value.
            Cash surrender value is related to insurance policies on certain officers and key employees and the value of split dollar life insurance agreements with certain current and former executive officers of the Company.
            Other investments are comprised principally of investments in non-publicly traded equity securities and are accounted for under the cost method. Management periodically reviews the carrying value of these investments for impairment. The change in other investments from 1998 reflects adjustments made to reduce the carrying value of these investments to their estimated fair value.

                   Notes to Consolidated Financial Statements

                            Mylan Laboratories Inc.


  I. Other Current Liabilities
     Other current liabilities consist of the following components:
     (in thousands)

     March 31,                                       1999            1998
     Payroll and employee benefit plan accruals     $20,672        $16,726
     VivoRx funding (See note S)                     10,302          3,000
     Medicaid                                        8,305           4,412
     Legal and professional                          3,811           2,100
     Royalties                                       4,958           6,164
     Product license fees                            8,802           1,125
     Other                                           4,429           3,108
                                                   -------         -------
                                                   $61,279         $36,635


  J. Long-Term Obligations
     Long-term obligations include accruals for postretirement compensation pursuant to agreements with certain key employees and directors of approximately $13,463,000, and $11,494,000, at March 31, 1999 and 1998.
     Under these agreements, benefits are to be paid over periods of 10 to 15 years commencing at retirement.
            The Company's obligation on 10.5% senior promissory notes is $4,000,000, and $5,100,000, at March 31, 1999 and 1998. Future principal payments on these notes are in amounts ranging from $1,000,000 to $2,000,000, per year through 2002. At March 31, 1999 and 1998, the Company was in compliance with all of its debt covenants.
         The present value of the Company's obligations for product acquisitions was $24,605,000 at March 31, 1999 and $16,316,000 at March 31, 1998. Future
     payments including minimum royalty payments for these agreements will be approximately $18,500,000 in fiscal 2000, $2,000,000 in fiscal 2001,
     $3,750,000 in fiscal 2002 and $2,000,000 in fiscal 2003.


  K. Income Taxes
     Income taxes consist of the following components: (in thousands)

     Year ended March 31,        1999            1998             1997
     Federal
             Current           $77,546         $45,601          $19,176
             Deferred           (9,617)         (2,993)              68
                               -------         -------          -------
                                67,929          42,608           19,244
     State
             Current             9,653           5,218            4,845
             Deferred             (697)           (214)             (21)
                               -------         -------          -------
                                 8,956           5,004            4,824
     Income taxes              $76,885         $47,612          $24,068
                              --------        --------          -------
     Pre-tax earnings         $192,294        $148,389          $87,195
                              --------        --------          -------
     Effective tax rate           40.0%           32.1%            27.6%
                              --------        --------          -------

                   Notes to Consolidated Financial Statements

                            Mylan Laboratories Inc.

     Temporary differences and carryforwards which give rise to the deferred tax assets and liabilities are as follows: (in thousands)

     March 31,                                             1999         1998
     Deferred tax assets:
             Employee benefits                          $  5,090       $4,397
             Intangible assets                             3,627        4,080
             Asset allowances                             17,841        8,230
             Inventory                                     1,069          411
             Investments                                   5,411        4,188
             Tax loss carryforwards                       18,198          -
             Tax credit carryforwards                      3,683          -
             Other                                           266          (69)
                                                        --------      -------
     Total deferred tax assets                            55,185       21,237
     Deferred tax liabilities:
             Plant and equipment                          10,373        8,702
             Intangible assets                            43,675        6,829
             Investments                                   6,506        3,585
                                                        --------      -------
     Total deferred tax liabilities                       60,554       19,116
                                                        --------      -------
     Deferred tax asset (liability) - net                ($5,369)      $2,121
                                                        --------      -------
     Classification in the consolidated balance sheets:
             Deferred income tax benefit - current       $18,199       $7,845
             Deferred income tax liability - non-current  23,568        5,724
                                                        --------      -------
      Deferred tax asset (liability) - net               ($5,369)      $2,121
                                                        --------      -------

            Deferred tax assets relating to net operating loss carryforwards and R&D tax credit carryforwards were acquired during fiscal 1999 upon the acquisition of Penederm Inc. Future utilization of these assets is subject to certain limitations set forth in the Internal Revenue Code. The Company has approximately $49,000,000 of federal and state tax loss carryforwards and $3,683,000 of tax credits to offset future taxable income. The loss carryforwards and tax credits expire in fiscal years 2002 through 2013.
            A reconciliation of the statutory tax rate to the effective tax rate is as follows:

          Year ended March 31,                    1999         1998       1997
          Statutory tax rate                      35.0%       35.0%       35.0%
          IPR&D                                    5.3%         -           -
          State income taxes-net                   3.1%        2.3%        4.8%
          Tax exempt earnings-primarily dividends (1.1%)      (2.4%)      (6.4%)
          Tax credits                             (2.6%)      (3.0%)      (5.9%)
          Other items                              0.3%        0.2%        0.1%
                                                  -----       -----       -----
          Effective tax rate                      40.0%       32.1%       27.6%
                                                  -----       -----       -----

            Tax credits result principally from the Company's operations in Puerto Rico and from qualified research and development expenditures.
            State income taxes include provisions for tollgate tax resulting from the future repatriation of funds from the Company's operation in Puerto Rico to the United States. Such provisions have been made to the minimum extent provided under Puerto Rican tax law based on the Company's intent to reinvest Puerto Rican source earnings in qualifying investments within Puerto Rico.
            The Company's federal tax returns have been audited by the IRS through March 31, 1996.

                   Notes to Consolidated Financial Statements

                            Mylan Laboratories Inc.


  L. Common Stock
     On August 23, 1996, the Company's Board of Directors adopted a Shareholder Rights Plan ("the Rights Plan"). The Rights Plan was adopted to provide the Company's Directors with sufficient time to assess and evaluate any takeover bid, and explore and develop a reasonable response. The Rights Plan will expire on September 5, 2006 unless a triggering event has occurred.


  M. Commitments
     The Company has entered into various contractual agreements, principally licensing arrangements, whereby the Company has obtained, in exchange for funding of drug development activities, rights to manufacture and/or distribute certain drugs, which are presently in various stages of development. In the event that all projects are successful, milestone payments totaling $23,375,000, would be made over the next five years. Approximately ninety-five percent of this total is due upon the filing and approval of an Abbreviated New Drug Application or New Drug Application with the FDA.


  N. Other Revenues
     Under the terms of the Company's supply and distribution agreement with Genpharm Inc. ("Genpharm") relating to sales of Ranitidine HCL Tablets, the Company also benefits from an agreement between Genpharm and Novopharm Limited ("Novopharm"). The Company recognized revenue of $26,822,000, in fiscal 1998 in connection with the Genpharm Novopharm agreement. Based on an independent audit, Genpharm initiated a lawsuit against Novopharm to resolve contract interpretation issues and collect any additional funds due. In response to Genpharm's suit, Novopharm filed counterclaims against both Genpharm and the Company claiming damages of up to $60,000,000. The Company believes the counterclaims against Genpharm and the Company are without merit and will vigorously defend its position.


  O. Fair Value of Financial Instruments
     The carrying values of cash and cash equivalents, approximate fair value due to the short-term maturity of these instruments. Marketable securities are recorded at fair value based on quoted market prices. The carrying value of other financial instruments approximates their fair value based on other appropriate valuation techniques.


  P. Stock Option Plans
     On January 23, 1997, the Board of Directors adopted the "Mylan Laboratories Inc. 1997 Incentive Stock Option Plan" ("the Plan") which was approved by the shareholders on July 24, 1997.
     Under the Plan the Company may grant up to 10,000,000 shares of its commo n stock to officers, employees and nonemployee consultants and agents as either incentive stock options or nonqualified stock options. Options, which may be granted at not less than fair market value on the date of the grant, may be exercised within ten years from the date of grant. Nonqualified stock options generally vest on date of grant. Incentive stock options granted have the following vesting schedule: 25% two years from the date of grant, 25% at the end of year three and the remaining 50% at the end of year four. As of March 31, 1999, 8,625,000 shares are available for future grants.
            On June 23, 1992, the Board of Directors adopted the "1992 Nonemployee Director Stock Option Plan" ("the Directors' Plan") which was approved by the shareholders on April 7, 1993. A total of 600,000 shares of the Company's common stock are reserved for issuance upon exercise of stock options which may be granted at not less than fair market value on the date of grant. Options may be exercised within ten years from the date of grant. As of March 31, 1999, 354,000 shares have been granted pursuant to the Directors' Plan.

                   Notes to Consolidated Financial Statements

                            Mylan Laboratories Inc.

             Additional  stock options are outstanding from the recently expired
     1986  Incentive  Stock  Option  Plan  and  other  plans  acquired   through
     acquisitions.
            A summary of the activity resulting from all plans is as follows:


                                                           Weighted average
                                           Number of shares     exercise
                                             under option   price per share
     Outstanding as of April 1, 1996          2,720,014           $11.87
             Options granted                    217,000            14.75
             Options exercised                 (290,167)           11.05
             Options cancelled                  (75,970)           15.70
                                             ----------           ------
     Outstanding as of March 31, 1997         2,570,877           $12.10
             Options granted                  1,322,000            17.08
             Options exercised                 (235,216)           11.09
             Options cancelled                  (41,175)           14.17
                                             ----------           ------
     Outstanding as of March 31, 1998         3,616,486           $13.96
             Options acquired - Penederm        877,367            15.30
             Options granted                    186,500            19.74
             Options exercised               (1,013,313)           12.16
             Options cancelled                 (117,886)           16.96
                                             ----------           ------
     Outstanding as of March 31, 1999         3,549,154           $15.11

                                Options outstanding     Options exercisable
                                -------------------     -------------------
                                 Weighted
                                 average    Weighted                 Weighted
     Range of                   remaining    average                 average
     exercise         Number    contractual exercise     Number      exercise
      price         outstanding    life      price     exercisable    price
     per share     as of 3/31/99  (years)  per share  as of 3/31/99 per share
    -------------------------------------------------------------------------
     $  .81-$11.58    391,045      3.57       $7.19     391,045      $ 7.19
     $12.00-$12.00  1,023,953      3.23      $12.00   1,023,953      $12.00
     $12.32-$16.36    260,228      7.25      $14.66     146,228      $14.58
     $16.69-$16.69    763,000      8.32      $16.69     326,000      $16.69
     $16.73-$30.15  1,110,928      8.25      $19.60     778,678      $19.23
     ------------------------------------------------------------------------
     $  .81-$30.15  3,549,154      6.25      $15.11   2,665,904      $14.12

            At March 31, 1999, options were exercisable for 2,665,904 shares at a weighted average exercise price of $14.12 per share. The corresponding amounts were 2,557,856 shares at $13.20 per share at March 31, 1998 and 1,831,061 shares at $11.06 per share at March 31, 1997.
            In accordance with the provisions of Statement of Financial Accounting Standards No. 123 "Accounting for Stock-Based Compensation" ("SFAS No. 123"), the Company will continue to apply the provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" and, accordingly, does not recognize compensation costs for its existing stock option plans. If the Company had elected to recognize compensation costs based on the alternative fair value method prescribed by SFAS No. 123, net earnings and earnings per share (on both a basic and diluted basis) would have been reduced by $1,613,000, or $.01 per share, $6,489,000, or $.04 per share and $1,174,000, or $.01 per share for the years ended March 31, 1999, 1998 and 1997. These calculations only take into account options issued since April 1, 1995.

                   Notes to Consolidated Financial Statements

                            Mylan Laboratories Inc.

            The weighted average fair value of options granted during the years ended March 31, 1999, 1998 and 1997 was $9.37, $6.47, and $6.15. The fair value was estimated using the Black-Scholes option pricing model based on the following assumptions:

     March 31,                              1999           1998           1997
     Volatility                              42%            35%            35%
     Risk-free interest rate                5.0%          6.07%          6.73%
     Dividend yield                         1.0%           1.0%           1.1%
     Expected term of options (in years)    5.2            5.4            6.1


  Q. Employee Benefits
     The Company maintains profit sharing and/or 401(k) retirement plans covering essentially all of its employees.
           Contributions to the profit sharing plans are made at the discretion of the Board of Directors. Contributions to the 401(k) plans are based upon employee contributions or service hours. Total contributions to all plans for the years ended March 31, 1999, 1998 and 1997 were $4,776,000, $3,889,000 and $3,620,000 respectively.
             In fiscal 1999, the Company adopted a plan covering substantially all its employees to provide for limited reimbursement of supplemental postretirement medical coverage. The plan provides benefits to employees retiring after April 5, 1998, who meet minimum age and service requirements. The Company has provided for the costs of these benefits, which are not material. The future obligation related to these benefits is insignificant.


  R. Segment Reporting
     Effective April 1, 1998, the Company adopted Statement of Financial Accounting Standards No. 131 "Disclosures about Segments of an Enterprise and Related Information," which established reporting and disclosure standards for an enterprise's operating segments. Operating segments are defined as components of an enterprise for which separate financial information is available and regularly reviewed by senior management. The Company has two reportable operating segments, Generic and Branded Pharmaceuticals, based on differences in products, marketing and regulatory approval.
            Generic pharmaceutical products are off-patented products, therapeutically equivalent to a branded name product, marketed to pharmaceutical wholesalers and distributors, drug store chains and public and governmental agencies by multiple suppliers. These products have been approved by the FDA through an Abbreviated New Drug Application process.
            Branded pharmaceutical products are generally, when new, patent protected products marketed directly to health care professionals by a single provider.
          These products have been approved by the FDA primarily through a New Drug Application process.
            The accounting policies of the operating segments are the same as those descibed in note A. In the following table segment revenues represent sales to unrelated third parties with corresponding corporate wide cost of sales used to determine segment profits. Segment profits represent earnings from continuing operations before a provision for income taxes.

                   Notes to Consolidated Financial Statements

                            Mylan Laboratories Inc.


     March 31, (dollars in                            Corporate/
       thousands)                  Generic    Branded   Other   Consolidated
     Total revenues         1999 $638,122     $83,001     -         721,123
                            1998  501,320      54,103     -         555,423
                            1997  381,495      58,697     -         440,192
     ----------------------------------------------------------------------
     Segment profit (1)     1999  228,529      14,941   (51,176)    192,294
                            1998  145,618       6,728    (3,957)    148,389
                            1997   74,264      11,718     1,213      87,195
     ----------------------------------------------------------------------
     Segment assets (2)     1999  396,293     257,860   552,508   1,206,661
                            1998  398,189     126,878   322,686     847,753
                            1997  318,367     129,796   329,417     777,580
     ----------------------------------------------------------------------
     Property, plant and
     equipment additions    1999   11,646       3,991     1,099      16,736
                            1998   24,843       3,925        85      28,853
                            1997   25,904         828       122      26,854
     ----------------------------------------------------------------------
     Deprecation and
     amortization (1)&(2)   1999   11,452      10,246     5,213      26,911
                            1998   10,950       8,084     2,674      21,708
                            1997    9,013       5,717     2,617      17,347
     ----------------------------------------------------------------------

          (1) Corporate and Other Segment Profit includes consolidated non-operating income less corporate expenses including, legal expenditures, IPR&D and goodwill amortization.
          (2) Generic and Branded Segment Assets include property, plant and equipment, trade accounts receivable, inventory and intangible assets other than goodwill. Corporate and Other Segment Assets includes consolidated cash and cash equivalents, marketable securities,the Company's investment in Somerset and other assets, goodwill and all income tax related assets.


  S. Contingencies
     The Company is involved in various legal proceedings that are considered normal to its business. The majority of these proceedings involve intellectual property rights related to products under development and prior to FDA approval. These proceedings are initiated by branded pharmaceutical companies and often result in delaying the introduction of generic products. As more of these suits have been initiated against the Company, the cost to defend these suits in outside legal fees and internal resource commitments has risen dramatically. While it is not feasible to predict the ultimate outcome of such proceedings, it is the opinion of management that the ultimate outcome will not have a material adverse effect on the Company's operations or its financial position.
            In August 1997,  Key  Pharmaceuticals,  Inc.  filed suit against the
     Company and certain subsidiaries claiming patent infringement relating to the marketing of its Nitroglycerin Transdermal System. The relief sought included a preliminary and permanent injunction, treble damages along with interest and attorneys fees and expenses. All claims and counterclaims were dismissed pursuant to a settlement between the companies. The Company continues to manufacture and market its Nitroglycerin Transdermal System in accordance with the settlement.
            A subsidiary  of the Company is involved in a dispute  relating to a license and supply contract for Nitroglycerin Transdermal Patches which both parties claim has been breached by the other. The other company seeks damages in excess of $20 million. The dispute is subject to binding arbitration before a three member panel which commenced in March 1999 and is scheduled to continue in June 1999. Although the Company believes that the complaint against it is without merit, there can be no assurance that the Company will prevail in this matter.
            In addition to the above,  on December 22, 1998,  the Federal  Trade
     Commission ("FTC") filed suit in federal district court for the District of Columbia against the Company. The FTC alleges that the Company violated
     Section 5(a) of the Federal Trade Commission Act (the "FTC Act") with respect

                   Notes to Consolidated Financial Statements

                            Mylan Laboratories Inc.

     to two generic drugs manufactured and sold by the Company (Lorazepam and Clorazepate). Specifically, the FTC's complaint alleges the Company engaged in restraint of trade, monopolization, attempted monopolization, and conspiracy to monopolize, arising out of certain agreements involving the supply of raw materials used to manufacture these drugs. The FTC also sued in the same case the foreign supplier of the raw materials, the supplier's parent company and its United States distributor. Under the terms of the agreements related to these raw materials, the Company has agreed to indemnify these parties. The relief sought includes an injunction barring the Company from engaging in conduct that violates Section 5(a) of the FTC Act, rescission of certain agreements and disgorgement in excess of $120 million.
            In a parallel case also filed on the same day, Attorneys General for ten states, Connecticut, Florida, Illinois, Minnesota, New York, North Carolina, Ohio, Pennsylvania, Virginia and Wisconsin (the "States"), joined together to file a single lawsuit against the Company in the same court. The complaint filed by the States asserts claims pursuant to Section 1 and 2 of the federal Sherman Act against the same parties as those named in the FTC suit and one other distributor not named by the FTC. These claims are analogous to the claims brought by the FTC under Section 5(a) of the FTC Act, and are based on similar factual allegations. The States' complaint also alleges violations of the respective states' competition and consumer protection laws. The States further allege a per se violation of Section 1 of the Sherman Act with respect to the pricing of raw material used in the manufacture of Lorazepam (an allegation not made by the FTC). Without specifying a dollar amount, the States seek relief similar to that sought by the FTC, treble damages and attorneys' fees. The complaint was amended in February 1999 to include 22 additional states as plaintiffs. In addition, the State of Maryland has filed a similar but independent suit.
            The Company is aware of more than 20 class actions filed by private parties in various state and federal courts involving the same conduct alleged in the complaints brought by the FTC and the States, as well as alleged violations of state consumer protection laws. The lawsuits seek unspecified amounts of damages.
            In addition, on January 11, 1999, a class action suit was filed in federal district court for the Western District of Pennsylvania alleging violations of federal secu-rities laws by the Company and certain directors and officers of the Company.
          The suit alleges that the Company failed to disclose monopolization of certain raw materials used to manufacture Lorazepam and Clorazepate pursuant to Sections 10(b) and 20 of the Securities and Exchange Act of 1934 and Rule 10 b-5 of the Securities and Exchange Commission. The alleged class period is from February 17, 1998 to December 5, 1998. Without specifying a dollar amount, the suit seeks compensatory damages.
            The Company has filed motions to dismiss the FTC and State Attorneys' General cases as well as the federal securities case filed in U.S. Federal District Court for the Western District of Pennsylvania. In addition, two of these private actions have been dismissed.
            The Company believes that it has meritorious defenses to the claims in all remaining suits and intends to vigorously defend them. Although the Company believes it has meritorious defenses to the claims, an adverse result in these suits could have a material adverse effect on the Company's financial position and results of its operations.
            The Company is currently involved in negotiations with a State agency concerning certain contract pricing matters. Management believes the resolution of this matter will not have a material adverse effect on the Company's operations or its financial position.
            Since 1994, the Company had been providing funding to VivoRx Inc. ("VivoRx"), a California based research and development company which is pursuing diabetes related research. The Company suspended cash funding to VivoRx for periods after March 31, 1998, pending resolution of accounting and

                   Notes to Consolidated Financial Statements

                            Mylan Laboratories Inc.

     other issues raised by the Company. In June, 1998, the Company commenced litigation against VivoRx, certain VivoRx officers and directors and certain companies owned or controlled by those officers and directors. In March, 1999, VivoRx filed counterclaims against the Company seeking compensatory and punitive damages in an unspecified amount. Upon motions made by the Company, it was ordered that certain of the disputes relating to the exclusive licensing agreement between the parties were to be decided in a separate arbitration proceeding. This proceeding was concluded in April, 1999 and on May 18, 1999, the Company received notice of the arbitrator's decision.
            Under the terms of the arbitration award, the Company must fund approximately $10 million for research and development performed by VivoRx subsequent to March 31, 1998. In turn, the Company was permitted, at its election, either to (1) continue in effect and continue funding the exclusive licensing agreement between the parties, or (2) terminate its rights under the agreement and receive payment from VivoRx of approximately $18 million, representing 50% of the amounts it has funded for research and development to date
          (including the $10 million discussed above). The Company elected to terminate the agreement and, therefore, VivoRx must pay to it the amounts due, plus interest, in five annual installments commencing October 1, 2000. This obligation will be secured by a security interest in VivoRx's diabetes-related U.S. patents.
            As a result of this award, the Company has recorded the effects of the $10 million funding obligation discussed above in its fiscal 1999 financial statements as research and development expense. The $18 million required to be paid by VivoRx will be recognized as income when realized.
            Various disputes between the Company and VivoRx and other parties remain the subject of on-going litigation. While it is not feasible to predict the ultimate outcome of this litigation, it is the opinion of management that the ultimate outcome will not have a material adverse effect on the Company's operations or financial position.



--------------------------------------------------------------------------------
                          Independent Auditors' Report

                            Mylan Laboratories Inc.

Board of Directors and Shareholders
Mylan Laboratories Inc.
Pittsburgh, Pennsylvania

We have audited the accompanying consolidated balance sheets of Mylan Laboratories Inc. and subsidiaries as of March 31, 1999 and 1998, and the related consolidated statements of earnings, shareholders' equity and comprehensive earnings, and cash flows for each of the three years in the period ended March 31, 1999, appearing on pages 30 through 48. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
        We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
        In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Mylan Laboratories Inc. and subsidiaries as of March 31, 1999 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 1999, in conformity with generally accepted accounting principles.



/s/Deloitte & Touche LLP

Deloitte & Touche LLP
Pittsburgh, Pennsylvania
May 14, 1999 (May 18, 1999 as to note S)

                               Market Information

                            Mylan Laboratories Inc.

      Quarterly Financial Data

     (Amounts in thousands        1st       2nd      3rd       4th
      except per share amounts) Quarter   Quarter  Quarter   Quarter      Year
      Fiscal 1999
      Total revenues           $166,718  $177,592  $186,195  $190,618  $721,123
      Gross profit               85,154    92,044    99,716   107,363   384,277
      Net earnings               34,182    37,215     8,154    35,858   115,409
      Earnings per share-basic      .28       .30       .06       .28       .92
      Earnings per share-diluted    .28       .30       .06       .27       .91

      Fiscal 1998
      Total revenues           $109,188  $153,955  $129,517  $162,763  $555,423
      Gross profit               47,809    55,932    54,440    82,130   240,311
      Net earnings               16,598    30,390    21,983    31,806   100,777
      Earnings per share-basic      .14       .25       .18       .26       .83
      Earnings per share-diluted    .13       .25       .18       .26       .82

          Total revenues for fiscal 1998 include $26,822,000 recognized in the 2nd quarter relating to the Genpharm License Agreement (see note N to the consolidated financial statements).

      Market Prices
                            1st        2nd         3rd          4th
                         Quarter      Quarter    Quarter      Quarter
      Fiscal 1999
      High                32 3\4       35 1\8     35 15\16      32
      Low                 22 1\16      22 1\8     24 5\16       26 1\4

      Fiscal 1998
      High                16 7\8       24 3\4     25 1\4        24 5\16
      Low                 11 1\8       14 5\8     17 7\16       17 1\16

      New York Stock Exchange Symbol: MYL
      On April 30, 1999 the Company had approximately 74,842 shareholders.


      Split Date
                                Amount         Split Price       Presplit Price
      July 20, 1979               5/4              10 3\4           13 1\2
      November 13, 1981           2/1              13 1\2           27 1\8
      June 30, 1983               2/1              16 1\4           32 1\2
      March 1, 1984               3/2              14               21
      July 31, 1984               3/2              19 7\8           29 3\4
      February 15, 1985           2/1              17 7\8           35 3\4
      August 1, 1986              3/2              14               21
      August 1, 1992              2/1              21 3\4           43 1\2
      August 15, 1995             3/2              21               31 1\2