Form 10-K, Exhibit 13
period 2000-03-31
MYLAN LABORATORIES INC
filed 2000-06-23
CIK 69499

Mylan Laboratories Inc. 2000 Annual Report

Building a Stronger Mylan

Description of Business

------------------------
Mylan Laboratories Inc. is a diversied pharmaceutical company with a core generic business, a growing branded presence and varied drug delivery capabilities. Our product portfolio consists of numerous prescription generic and proprietary nished pharmaceutical, wound care and dermatological products. These products include solid oral dosage forms, as well as suspensions, liquids, injectables, transdermals and topicals, many of which are packaged in specialized systems.

Milan Puskar

Chairman and Chief Executive Officer

Letter To Shareholders

-----------------------
Mylan Laboratories Inc.

It's about having the right tools and the right blueprint.

Dear Shareholder,

     In 1998, I set an aggressive financial target for net sales of $1 billion by March 2001 with a 35% contribution from our brand product division, Bertek Pharmaceuticals. At that time, the brand business represented 11% of net sales and 14% gross margin contribution. I am pleased to report that as of the close of fiscal 2000, Mylan reported net sales of $790 million and record net earnings of $154 million with 15% net sales and 19% gross margin contribution from our brand products.

     Total brand sales increased 47% to $122 million in fiscal 2000, compared to $83 million the previous year. This increase is largely attributable to our acquisition of Penederm, in fiscal 1999. In fiscal 2000, Bertek's portfolio of dermatology products grew to $46 million in net sales.

     Penederm has now been integrated in the Mylan family of companies and as of August 1999, it has become the Bertek Pharmaceuticals Inc. Dermatology R&D division.

     Research  is the  foundation  upon which  every  pharmaceutical  company is built. Through the dedicated professional efforts of our research and development team, Mylan has laid the groundwork to remain a leader in the generic pharmaceutical marketplace and it is this same foundation of strength and expertise upon which we intend to aggressively build our presence in the brand pharmaceutical business to balance our portfolio and reduce our earnings variability.

     I am confident in our ability to increase the growth in our brand division. However, the development curve of achieving a 35% brand and 65% generic contribution may take longer than we had originally anticipated. Presently, we are conducting a complete strategic review whereby we can identify any weakness and take the necessary steps to further implement our brand strategy.

     We have been aggressively exploring opportunities to grow the brand division in three specific therapeutic categories: dermatology, cardiology and neurology.

     We continue to proceed with our in-house research and development projects while also pursuing product licensing and/or product and company acquisitions for opportunities.

     This past year, Bertek signed an exclusive marketing agreement with Amide Pharmaceuticals Inc. whereby Amide will supply AB rated Digoxin to Bertek for sales and marketing under the brand name Digitektrademark. Digitektrademark is the generic equivalent to Glaxo Wellcome's LanoxinRegistration Mark. Our office-based sales force will be detailing the product to the primary care and institutional arena.

     Although we are committed to our brand strategy, we intend to remain a leader in the generic industry. As we enter the twenty-first century, generic pharmaceuticals will play an increasingly important role in our health care system by making safe and effective drugs more affordable for all Americans. Throughout the next five years, patents on products representing over $25 billion dollars will be expiring; and where applicable, we are well positioned to participate in these markets. We are highly focused on these opportunities and we are uniquely positioned to take advantage of the positive growth trends in the generic pharmaceutical industry.

     We intend to leverage our traditional strengths, which are development, manufacturing and distribution to take advantage of these opportunities. The brand pharmaceutical companies use drug delivery technology as a means of extending patent life and differentiating their products and thereby increasing market share. Mylan development has been successful in achieving various forms of extended-release technology. We have made a commitment to complex drug formulation and technology and we have the manufacturing capabilities for these sophisticated dosage forms. Some examples that were introduced this past year include Extended Phenytoin Sodium Capsules, Verapamil HCl ER Capsules, Carbidopa and Levodopa ER Tablets and the Estradiol Transdermal System.

     We are investing more than ever to accelerate the flow of new products into our pipeline, which was evident in our strong generic approval record in fiscal 2000. We received final or tentative approval for 23 Abbreviated New Drug Applications (ANDAs) and two supplemental ANDAs for additional product strengths. These 25 approvals encompass 21 different products or chemical entities.

     In  addition  to our  in-house  product  development,  we also  added  five products to our generic portfolio via strategic alliances with other pharmaceutical companies. Mylan's alliance with Pfizer Inc. is indicative of the importance of planning, timing and opportunity. This agreement enabled Mylan to receive all three dosage strengths of Nifedipine, generic ProcardiaRegistration Mark XL, from Pfizer for entry into the market. Mylan now sells all three strengths in the generic market and the consumer benefits from a lower cost, drug alternative.

     At the close of our fiscal year, Mylan Pharmaceuticals, the generic division, was marketing 115 products in over 410 sizes and/or dosage strengths to wholesalers, pharmacies, HMO's and national accounts throughout the U.S. Presently, we have approximately 24 ANDAs filed awaiting FDA approval and we have targeted an additional 20 products to be filed with the agency this fiscal year.

     Throughout this past year, we have seen many mergers in the generic pharmaceutical industry. We expect there will be others. Despite the changing landscape in our industry, the generic division of Mylan continues to maintain its leadership position. Our new product introductions, 10% increase in unit volume, and prior pricing increases have all contributed to the growth of our generic segment.

     Two products for which Mylan increased prices, Lorazepam and Clorazepate, were a catalyst for an investigation by the Federal Trade Commission (FTC). Mylan has devoted significant resources over the past year to vigorously defending the unprecedented lawsuit brought by the FTC in December 1998 and related suits. Several of the related suits were dismissed during the past year. Additional motions are pending. We continue, along with our attorneys, to concentrate our efforts in developing further support for our defenses. Mylan has taken testimony from many industry participants and state agencies. Thousands of documents have been collected and scrutinized. We believe we are well positioned going into the next stages of the litigation - expert discovery and summary judgment.

     We face challenges unrelated to developing and manufacturing quality pharmaceutical products. Poorly conceived statutory and regulatory policies of federal and state governments create barriers to market entry for generic medicines and restrict consumer access to our more affordable products. The policies result from a comprehensive strategy by multinational drug companies to protect their monopolies by ensuring market exclusivity for products even after their patents have expired. Efforts to unfairly extend patents, restrict formularies to preclude generic medications, challenge generic safety and efficacy with bogus claims, and litigate against generic manufacturers to delay market entry by approved generic products are just a few of the tactics employed by these multi-national drug giants.

     Mylan has committed to its shareholders and customers that we will also vigorously compete in the statutory and regulatory arenas to defend the principles of an open and competitive marketplace, and to ensure that consumer access to affordable medicine is protected.

     To keep that commitment, we have made important investments in programs to ensure that elected officials understand the impact of policies that restrict consumer access to generic medicines. I am pleased to report to you that we are making significant progress in our battle to preserve and protect fair and open competitive markets for generic medicines.

     In fact, Mylan has significantly improved the perceptions of federal and state policy makers of the importance of a strengthened generic pharmaceutical industry. As a result, there is increasing awareness that government policies aimed at helping generic drug manufacturers ultimately benefit consumers. There also is growing appreciation for the fact that our industry is exceptionally price competitive, in stark contrast to the market of the multinational drug company monopolies. Mylan is also committed to working with consumer groups across America to ensure that they are armed with facts about the economic and health benefits of generic medicine. Our network is expanding, providing a louder voice for the generic industry before federal and state policy makers. We will continue our commitment to make sure that members of Congress, state legislators, regulators, the media, and consumers join our crusade for a stronger, more robust pharmaceutical market where generic drugs can play a bigger role as the best solution to contain runaway prescription drug costs.

(picture)
Richard F. Moldin
President and Chief Operating Officer

(picture)
Douglas J. Leech
Director

     On March 24, 2000, I announced the appointment of Richard F. Moldin as our new President and Chief Operating Officer. Richard knows the business, he knows the issues and he knows a lot of people in our industry. He is respected as a businessman and leader and has been involved in the pharmaceutical field since 1971. I feel Richard is the right person at the right time, and we are very pleased that he has joined the Mylan team.

     During this past year, Mylan also experienced a change to the Board of Directors. Robert Smiley, a Director since 1972, decided to step aside effective December 31, 1999. Bob's long years of service have been a great asset to Mylan. He has been conscientious and diligent in carrying out his duties as a Director with his ultimate concern always being this company and its shareholders. We will miss his expertise and his candor, but we are very pleased that Bob will continue to serve Mylan as Corporate Secretary.

     Douglas J. Leech comes to the board with 25 years of experience in public accounting and banking to fill the void created by Bob's resignation. Currently, Douglas is Chairman, President and CEO of Centra Bank, Inc. of Morgantown, West Virginia. His financial expertise makes him a perfect candidate to serve as Chairman of the Audit Committee of the Board of Directors. We are very pleased that Douglas has agreed to become a member of the Mylan board.

I believe we have what it takes to build a stronger Mylan:

    - We have the foundation - our exceptional research and development program,
    - The right blueprints - our strategy of continued generic leadership and expanded  brand growth,
    - The right tools - our operational expertise and unsurpassed quality, - The right resources - our dedicated team of employees that now exceeds

      2,300 talented men and women.

     I am extremely proud of the Mylan team whose hard work assures the continued growth and success of Mylan and I thank them for their efforts. I would also like to thank you, our shareholders. This year was difficult. We also believe the future will be difficult but we remain positioned for success in the ever-changing environment in which we operate. Thank you for your continued support.

Milan Puskar

Chairman and Chief Executive Officer

Mylan Pharmaceuticals Inc. Generic Product Line


    Generic Name                        Trade Name

    ------------                        ---------------

Ace Inhibitor

        (UDL)   Captopril                       Capoten®
    Adrenal Cortical Steroid
        *       Prednisolone Syrup              Prelone® Syrup
    Analgesic
                Propoxyphene Compound           Darvon®
                                                Compound-65
                Propoxyphene HCl                Darvon®
        (UDL)   Propoxyphene HCl
                and Acetaminophen               Wygesic®

        (UDL)   Propoxyphene Napsylate

                and Acetaminophen               Darvocet-N® 100
    Anti-Inflammatory
        *       Diclofenac Potassium            Cataflam®
                Etodolac (Capsules)             Lodine®
                Etodolac (Tablets)              Lodine®
        (UDL)   Fenoprofen Calcium              Nalfon®
        (UDL)   Flurbiprofen                    Ansaid®
                Ibuprofen                       Motrin®
                                                Rufen®
        (UDL)   Indomethacin                    Indocin®
                Ketoprofen                      Orudis®
                Ketorolac Tromethamine          Toradol®
                Meclofenamate Sodium            Meclomen®
        (UDL)   Naproxen                        Naprosyn®
                Naproxen Sodium                 Anaprox®
        (UDL)   Piroxicam                       Feldene®
        (UDL)   Sulindac                        Clinoril®
                Tolmetin Sodium (Capsules)      Tolectin® DS
                Tolmetin Sodium (Tablets)       Tolectin® 600

    Antiangina

                Nitroglycerin Transdermal System
                (Patches)                       Transderm Nitro®
        (UDL)   Verapamil HCl                   Isoptin®
    Antianxiety
        (UDL)   Alprazolam                      Xanax®
                Clorazepate Dipotassium         Tranxene®
        (UDL)   Diazepam                        Valium®
        (UDL)   Lorazepam                       Ativan®
    Antibiotic

                Cefaclor (Capsules)             Ceclor®
                Cefaclor (Powders)              Ceclor®
                Cephalexin                      Keflex®
        (UDL)   Doxycycline Hyclate (Capsules)  Vibramycin®
        (UDL)   Doxycycline Hyclate (Tablets)   Vibra-Tabs®
                Erythromycin Ethylsuccinate     E.E.S. 400®
                Erythromycin Stearate           Erythrocin® Stearate
                Tetracycline HCl                Achromycin V®
                                                Sumycin®
    Anticonvulsant

        (UDL)   Clonazepam                      Klonopin®
        (UDL)   Extended Phenytoin Sodium       Dilantin® Kapseals®
    Antidepressant

        (UDL)   Amitriptyline HCl               Elavil®
                Chlordiazepoxide and
                Amitriptyline HCl               Limbitrol®
                Clomipramine HCl                Anafranil®
        (UDL)   Doxepin HCl                     Sinequan®
                Maprotiline HCl                 Ludiomil®
        (UDL)   Nortriptyline HCl               Pamelor®
                Perphenazine and
                Amitriptyline HCl               Triavil®

    Antidiabetic

        (UDL)   Chlorpropamide                  Diabinese®
        (UDL)   Glipizide                       Glucotrol®
        *       Glyburide                       Glynase® Pres-Tab®
                Tolazamide                      Tolinase®
        (UDL)   Tolbutamide                     Orinase®
    Antidiarrheal
        (UDL)   Diphenoxylate HCl and

                Atropine Sulfate                Lomotil®
        (UDL)   Loperamide HCl                  Imodium®
    Antiemetic

        (UDL)   Prochlorperazine Maleate        Compazine®
    Antifungal
        *       Ketoconazole                    Nizoral®
    Antigout
        (UDL)   Allopurinol                     Zyloprim®
                Probenecid                      Benemid®
    Antihypertensive
        (UDL)   Amiloride HCl and

                Hydrochlorothiazide             Moduretic®
                Atenolol and Chlorthalidone     Tenoretic®
                Captopril and
                Hydrochlorothiazide             Capozide®
        (UDL)   Clonidine HCl                   Catapres®
                Guanfacine                      Tenex®
        (UDL)   Methyldopa                      Aldomet®
                Methyldopa and
                Hydrochlorothiazide             Aldoril®
        (UDL)   Prazosin HCl                    Minipress®
                Propranolol HCl and
                Hydrochlorothiazide             Inderide®
        (UDL)   Spironolactone and

                Hydrochlorothiazide             Aldactazide®

        (UDL)   Triamterene and
                Hydrochlorothiazide

                (Capsules)                      Dyazide®
        (UDL)   Triamterene and
                Hydrochlorothiazide

                (Tablets)                       Maxzide®-25MG
                                                Maxzide®
        *       Terazosin HCl                   Hytrin®
    Antihyperlipidemic
                Gemfibrozil                     Lopid®
    Antimalarial
                Hydroxychloroquine Sulfate      Plaquenil®
    Antineoplastic
        (UDL)   Methotrexate                    Methotrexate®
Rheumatrex®
    Antiparkinson

        (UDL)*  Carbidopa and Levodopa ER       Sinemet® CR
    Antipsychotic
        (UDL)*  Clozapine                       Clozaril®
                Fluphenazine HCl                Prolixin®
                Haloperidol                     Haldol®
        (UDL)   Thioridazine HCl                Mellaril®
        (UDL)   Thiothixene                     Navane®
        (UDL)   Trifluoperazine HCl             Stelazine®
    Antiviral

                Acyclovir (Capsules)            Zovirax®
                Acyclovir (Tablets)             Zovirax®
    Beta Blocker

                Acebutolol HCl                  Sectral®
        (UDL)*  Atenolol                        Tenormin®
        (UDL)   Metoprolol Tartrate             Lopressor®
                Pindolol                        Visken®

        (UDL)   Nadolol                         Corgard®
        (UDL)   Propranolol HCl                 Inderal®
                Timolol Maleate                 Blocadren®
    Bronchodilator
        (UDL)*  Albuterol                       Proventil®
                                                Ventolin®
        (UDL)   Albuterol Sulfate Syrup         Ventolin® Syrup
    Calcium Channel Blocker

        (UDL)   Diltiazem HCl                   Cardizem®
        (UDL)   Diltiazem HCl ER                Cardizem SR®
        (UDL)   Diltiazem HCl ER                Dilacor XR®
                Nicardipine                     Cardene®
        *       Nifedipine ER                   Procardia® XL
        (UDL)   Verapamil HCl ER (Tablets)      Isoptin® SR
        (UDL)*  Verapamil HCl ER (Capsules)     Verelan®
    Diuretic

                Bumetanide                      Bumex®
        (UDL)   Chlorothiazide                  Diuril®
        (UDL)   Chlorthalidone                  Hygroton®
        *       Hydrochlorothiazide             Microzide®
        (UDL)   Furosemide                      Lasix®
        (UDL)   Indapamide                      Lozol®
                Methyclothiazide                Enduron®
        (UDL)   Spironolactone                  Aldactone®
    Estrogen Replacement

        *       Estradiol                       Estrace®
        *       Estradiol Transdermal System    Climara®
        *       Estropipate                     Ogen®
    Gastrointestinal Antispadmodic

         (UDL)* Dicyclomine HCl                 Bentyl®
    Hemorrheologic Agent
        (UDL)   Pentoxifylline ER               Trental®
    Histamine H2 Antagonist
        (UDL)   Cimetidine                      Tagamet®
                Ranitidine                      Zantac®
    Hypnotic Agent

        (UDL)   Flurazepam HCl                  Dalmane®
        (UDL)   Temazepam                       Restoril®
    Immunosuppresive

        *       Azathioprine                    Imuran®
    Laxative
        (UDL)   Lactulose Solution              Chronulac®
    Skeletal Muscle Relaxant
        (UDL)   Cyclobenzaprine HCl             Flexeril®
                Orphenadrine Citrate ER         Norflex TM
                Orphenadrine Citrate,
                Aspirin and Caffeine            Norgesic TM
NorgesicTM Forte

    Urinary Anti-infective

        (UDL)   Nitrofurantoin                  Macrodantin®

Unit-dose packaging is available

Select products are available in convenient unit-dose packaging from UDL Laboratories, Inc., a division of Mylan Laboratories Inc. UDL Laboratories is a national manufacturer, repackager and marketer of multisource and single-source pharmaceutical products in unit-dose form for the institutional health care marketplace.

The Mylan products available in unit-dose are identified with a UDL logo (UDL) adjacent to the product listing.

    *Indicates fiscal 2000 introduction

Bertek Pharmaceuticals Inc. Brand Product Line

Dermatology

Bertek Pharmaceuticals Inc. provides dermatologic products targeted to the treatment of acne vulgaris and for the topical treatment of fungal infections.

Acticin® is a topical scabicidal agent for the treatment of infestation with Sarcoptes scabiei (scabies). It offers proven permethrin safety and efficacy in a smooth formula that makes it easy to apply. It also offers a cost savings.

Treatment with permethrin cream may lead to generally mild and transient burning and stinging, and pruritus following application, and may exacerbate conditions such as pruritus, edema, and erythema associated with scabies.

Avita® Cream and Gel are members of the new generation of retinoid products indicated for the treatment of acne vulgaris. Avita is uniquely formulated using the patented TopiCare delivery system, which consists of a portfolio of liquid polymers ("Polyolprepolymers") that are designed to hold skin care agents at targeted levels on and in the upper layers of the skin. These compounds have been shown to enhance delivery of a variety of skin care agents resulting in improved efficacy, longer duration of action, reduced irritation, or lower percent of cosmetic active required. Avita Cream 0.025% demonstrated a high level of efficacy in a low concentration cream. Avita Gel 0.025% is for a rapidly growing group of patients preferring gel forms of topical retinoids. It has been shown to cause low irritation.

        As with all topical retinoids, the skin of certain sensitive individuals may become excessively red, edematous, blistered, or crusted.

Mentax® is a topical antifungal cream indicated for the treatment of interdigital tinea pedis (athlete's foot), tinea corporis (ringworm), and tinea cruris (jock itch). Mentax contains butenafine HCl, a benzylamine, the first of this new class of antifungal agents. Mentax is applied directly to the skin and is effective with once-a-day dosing, unlike many other leading topical antifungal drugs. In clinical studies with more than 1,300 patients, Mentax exhibited excellent results - high rates of cure with virtually no safety issues or side effects. During U.S. clinical trials against tinea pedis, tinea corporis and tinea cruris, no Mentax-treated patients discontinued therapy due to adverse reactions.

The incidence of local adverse reactions was approximately 1%, primarily mild-to-moderate burning/stinging.

Cardiovascular

Bertek   Pharmaceuticals  Inc.  offers  cardiovascular  care  products  for  the treatment of hypertension, angina, and atrial fibrillation.

The newest addition to our cardiovascular line is Digitek® (Digoxin Tablets,
USP), the first proven, bioequivalent, cost-effective alternative to Lanoxin®* for the treatment of chronic atrial fibrillation. Digitek is supplied in 0.125mg and 0.25mg Tablets.

Digitalis   glycosides  are   contraindicated   in  patients  with   ventricular
fibrillation or in patients with a known hypersensitivity to digoxin.

Bertek offers Maxzide® (Triamterine/Hydrochlorothiazide) and ClorpresTM (Clonidine HCl and Chlorthalidone) diuretics for the treatment of hypertension. JNC VI recommends diuretics as primary therapy for all hypertensive patients, "..diuretics should be considered the agent of first choice in the absence of conditions that prohibit their use."

Maxzide adverse reactions: drowsiness, insomnia, muscle cramps, weakness, headache, GI disturbances, dizziness, orthostatic hypotension, hyperurcemia, impotence, renal stones, tachycardia, dyspnea, dry mouth, depression, anxiety, urine discoloration and elevated liver enzymes.

The most common associated reactions of Clorpres are: dry mouth, drowsiness, dizziness, sedation and constipation. Headache and fatigue have been reported. Generally these effects tend to diminish with the continued therapy.

For angina patients Bertek Pharmaceuticals Inc. offers Nitrek® (Nitroglycerin Transdermal System), a small translucent patch that is almost imperceptible on any skin tone, providing reliable adhesion even while swimming, exercising, or showering

Adverse reactions to nitroglycerin are generally dose-related and almost all of these reactions are the result of nitroglycerin's activity as a vasodilator. Headache, which may be severe, is the most common side effect.

     * Lanoxin® is a registered trademark of Glaxo Wellcome, Inc.

Antibacterial

Bertek Pharmaceuticals Inc. offers antibacterial products for the treatment of lower respiratory infections, burn and chronic wounds.

Sulfamylon® Cream is a soft, white, nonstaining, water-miscible, topical antimicrobial cream indicated for use as adjunctive antimicrobial burn therapy for patients with second and third degree burns. Sulfamylon Cream is effective in combating P. aeruginosa, as well as other bacterial organisms. Sulfamylon resistant bacterial strains are rare, even after 30 years of use. Sulfamylon Cream has exceptional tissue and eschar penetrating characteristics.

Sulfamylon for 5% Topical Solution is indicated for use as an adjunctive topical antimicrobial agent to control bacterial infection when used under moist dressings over meshed autografts on excised burn wounds.

Sulfamylon Cream and 5% Topical Solution are contraindicated in patients who are hypersensitive to mafenide acetate. Mafenide acetate and its metabolite, p-carboxybenzenesulfonamide, inhibit carbonic anhydrase, which may result in metabolic acidosis, usually compensated by hyperventilation. Fatal hemolyctic anemia with disseminated intravascular coagulation, presumably related to a glucose-6-phosphate dehydrogenase deficiency, has been reported following mafenide acetate therapy.

Zagam® (Sparfloxacin), the first of the aminodifluroquinilones, is indicated for the treatment of acute exacerbations of chronic bronchitis and community acquired pneumonia. Zagam is a unique fluroquinilone that offers advantages with difficult to treat patients, smokers, the elderly, alcoholics, and patients with COPD. For the difficult to treat patient, "take your best shot with the power of Zagam."

The most common adverse events occurring in clinical trials were photosensitivity reactions, diarrhea, nausea, headache, dyspepsia, and dizziness. Sparfloxacin should not be used in patients with known QTc prolongation or in patients receiving QTc prolongation drugs.

Wound Care

Bertek Pharmaceuticals Inc. is a market leader and innovator in burn and chronic wound care products. Our Institutional division markets these products to long-term care facilities, hospitals, and burn centers, in a manner that emphasizes education-oriented product promotion and overall patient care. Bertek has a longstanding commitment to listening to our customers' needs and maintaining strong, loyal partnerships with the health-care providers we serve.

Biobrane® (sheet dressings and gloves) are biosynthetic wound dressings constructed of a silicon film with a nylon fabric partially imbedded into the film. The fabric presents to the wound bed a complex 3-D structure of trifilament thread to which collagen has been chemically bound. Blood/sera clot in the nylon matrix, thereby firmly adhering the dressing to the wound until epithelialization occurs.

        If in the rare instance a patient shows evidence of an allergic reaction to the product, it should be removed and its use discontinued. Biobrane®-L is a dressing with a less complex nylon fabric structure for use when less aggressive adherence is required. The lower weight monofilament thread utilized in Biobrane-L presents a shallow, less complex matrix to the wound bed, thereby reducing the degree of clot integration and adherence. If in the rare instance a patient shows evidence of an allergic reaction to the product, it should be removed and its use discontinued.

Flexzan® is a sterile, ultra-thin, highly conformable, semi-occlusive polyurethane foam adhesive dressing which protects wounds from contamination and trauma while maintaining a moist wound healing environment. It is constructed of an open cell foam with a closed cell outer surface. Excess wound moisture is absorbed into the cells of the foam and allowed to evaporate through the outer surface, helping prevent fluid accumulation under the dressing. Flexzan should not be used on third degree burns or on wounds showing clinical signs of infection.

Flexzan® Extra is light tan in color with the patterned adhesive optimized to adhere to very moist skin surfaces.

Flexderm® is a sterile hydrogel polymer sheet dressing which protects a wound against dehydration and exogenous contamination while providing a moist environment conducive to optimal wound healing. Flexderm absorbs exudate from the wound while providing cooling, pain relieving protection and does not adhere to the wound bed upon removal.

Granulex® is an aerosol topical wound spray used as an aid in the management of pressure ulcers. Topical application stimulates the capillary beds of chronic wounds and helps prevent the deterioration of Stage I ulcers into deeper stages. Granulex also helps promote tissue granulation in deeper chronic ulcers (Stage II, III, IV), and contains trypsin, a mild debriding agent which helps keep the wound site free of necrotic tissue once debrided. Granulex should not be sprayed on fresh arterial clots or in the eyes.

Hydrocol® is a sterile, occlusive hydrocolloid wound dressing which interacts with wound exudate to absorb excess drainage yet is able to be removed without damaging newly formed tissue. The dressing protects the wound from bacteria, urine and feces, and other exogenous contamination. A unique design, tapered borders, rounded corners, and a low-friction film backing help prevent edge roll-up and extend dressing wear time. Hydrocol is not indicated for use on third degree burns or on individuals with known sensi tivity to the dressing or its components.

Proderm® is a non-prescription topical wound spray which stimulates the capillary beds of pressure ulcers to help prevent the deterioration of Stage I ulcers to deeper stages. Proderm also helps promote tissue granulation in deeper chronic ulcers. Avoid spraying in eyes or nostrils.

Sorbsan® is a unique calcium alginate dressing which, via ion exchange, transforms into a highly absorbent, readily conformable, easy-to-use hydrophilic sodium alginate gel when in contact with sodium-rich wound exudate. Indicated for use on all infected or non-infected wet wounds, Sorbsan is virtually painless upon application and removal, and is easily changed by medical professionals and patients alike. Sorbsan is not intended to be surgically implanted or used on third degree burns.

      Contents
14    Selected Financial Data

15    Management's Discussion and Analysis of Operations and Financial Position
22    Consolidated Balance Sheets
24    Consolidated Statements of Earnings
25    Consolidated Statements of Shareholders' Equity
26    Consolidated Statements of Cash Flows
28    Notes to Consolidated Financial Statements
40    Independent Auditors' Report
41    Market Information
42    Shareholder Information

Selected Financial Data
Mylan Laboratories Inc.

Year ended March 31, .............       2000        1999        1998        1997        1996        1995        1994        1993
Total revenues ...................  $  790,145  $  721,123  $  555,423  $  440,192  $  392,860  $  396,120  $  251,773  $  211,964

Net earnings .....................  $  154,246  $  115,409  $  100,777  $   63,127  $  102,325  $  120,869  $   73,067  $   70,621

Earnings per common share-basic ..  $     1.19  $      .92  $      .83  $      .52  $      .86  $     1.02  $      .62  $      .61
Earnings per common share-diluted   $     1.18  $      .91  $      .82  $      .51  $      .85  $     1.01  $      .61  $      .60

Shares used in computation-basic .     129,220     125,584     122,094     121,926     119,530     118,963     118,423     115,651
Shares used in computation-diluted     130,224     127,156     123,043     122,727     120,706     119,912     119,502     116,986

March 31,
Working capital ..................  $  598,976  $  475,398  $  379,726  $  323,942  $  351,536  $  296,990  $  197,164  $  159,748

Total assets .....................  $1,341,230  $1,206,661  $  847,753  $  777,580  $  692,009  $  546,201  $  403,325  $  351,105

Long-term obligations ............  $   30,630  $   26,827  $   26,218  $   32,593  $   18,002  $    7,122  $    4,609  $    5,125

Shareholders' equity .............  $1,203,722  $1,059,905  $  744,465  $  659,740  $  616,441  $  482,728  $  379,969  $  295,972

Book value per share-diluted .....  $     9.24  $     8.34  $     6.05  $     5.38  $     5.11  $     4.03  $     3.18  $     2.53

Amounts in thousands except per share data.

From April 1, 1992, through July 1992, the Company had a quarterly dividend program totaling $.067 per share per year. From October 1992 to July 1993, the Company had a quarterly dividend program totaling $.08 per share per year. From October 1993 to July 1994, the Company had a quarterly dividend program totaling $.107 per share per year. From October 1994 to July 1995, the Company had a quarterly dividend program totaling $.133 per share per year. Since October 1995, the Company has had a quarterly dividend program totaling $.16 per share per year. In addition, the Company paid a special one-time dividend of $.067 per share on January 13, 1995.

The above financial data gives retroactive effect to the three-for-two stock split effective August 15, 1995.

Management's Discussion and Analysis of Operations and Financial Position Mylan Laboratories Inc.

Overview

     Mylan Laboratories Inc. (the "Company") posted record net earnings of $154.2 million for the year ended March 31, 2000, compared to $115.4 million in fiscal 1999 and $100.8 million in fiscal 1998. Net earnings for fiscal 1999 were reduced by $29.0 million as a result of a one-time charge for acquired in-process research and development.

     The favorable earnings trend realized over the past three years is a result of strategic initiatives undertaken by the Company. The Company set out to accelerate the expansion of its branded operations. While continuing in-house research and development projects, additional expansion would be obtained through product acquisitions, with the acquisition of Penederm and its dermatology product line in October 1998 being the most significant acquisition to date. The branded segment now represents 15% of the Company's net sales compared to 10% in fiscal 1998 and contributes 19% of the Company's gross margin compared to 14% just two years ago.

        The Company continues to examine additional opportunities to expand the branded segment. The existing product line alone will not be sufficient to provide continued annual sales growth comparable to that which was realized in the past two years. However, the newly expanded sales force provides a solid foundation capable of growing current market share and launching new innovative health care products and product line extensions.

     The generic segment continues to maintain its leadership role within the industry. The 17 new product additions and prior pricing increases, as well as a 10% unit volume increase, were the primary causes for growth in fiscal 2000 and were the result of strategic initiatives taken in previous years. The Company expanded its ability to bring new products to market through strategic alliances with other pharmaceutical companies. Five of the new products added in fiscal 2000 were the result of such alliances. The Company also determined, after extensive evaluation, that changes were necessary in its generic pricing practices; therefore, a series of price increases was implemented.

     Clorazepate and lorazepam were among 29 products for which the Company raised prices beginning in late fiscal 1998 and continuing throughout fiscal 1999. The increases on these two specific products were a catalyst for an investigation by the Federal Trade Commission ("FTC") which led to a suit filed in December 1998 (See note S to the consolidated financial statements).

     Despite record financial results, obstacles continuing to challenge the generic segment include consumer acceptance of generic substitutes and price deterioration. In fiscal 2000, the Company estimates that price deterioration reduced net earnings by approximately $56.1 million with more than half attributable to two products, clorazepate and lorazepam. Patent litigation by branded pharmaceutical companies and an increasingly difficult regulatory environment present additional challenges in the generic industry.

Results of Operations
Net Sales and Gross Margin

The following table outlines net sales, gross margin (net sales less cost of sales), gross margin as a percentage of net sales and the corresponding change from the previous year: (dollars in millions)

                                                                         Percent

Change

Year ended March 31,     2000      1999      1998     2000  1999
Generic Segment:
    Net sales ......  $   667.8 $   638.1 $   474.5     5%   34%
    Gross margin ...      345.3     329.5     207.5     5%   59%
    % of net sales .       52%       52%       44%
Branded Segment:
    Net sales ......  $   122.3 $    83.0 $    54.1    47%   53%
    Gross margin ...       83.0      54.8      32.8    51%   67%
    % of net sales .       68%       66%       61%
Company Totals:
    Net sales ......  $   790.1 $   721.1 $   528.6    10%   36%
    Gross margin ...      428.3     384.3     240.3    11%   60%
    % of net sales .       54%       53%       45%

     With regards to the Company's generic product line, 13 products were added in fiscal 1998 accounting for $61.5 million in net sales in fiscal 1998 and nine products were added in fiscal 1999 with aggregate net sales of $37.1 million in fiscal 1999. In fiscal 2000, the Company added 17 new products which resulted in aggregate net sales of $42.6 million. Five of the 17 new products added in fiscal 2000 accounted for over 90% of the aggregate net sales for new products.

     In fiscal 2000, five of the products added resulted from strategic alliances with other pharmaceutical companies. Due to royalty arrangements, these products typically have lower gross margin percentages than products developed internally and manufactured by the Company. For both fiscal 1999 and 1998, two of the new products added were the result of strategic alliances.

     During the second half of fiscal 1998, the Company raised prices on seven generic products. Throughout fiscal 1999, the Company raised prices on 22 additional products. These selective price increases increased net sales by $47 million and gross margin by $37 million in fiscal 1998 and increased net sales by $130 million and gross margin by $109 million in fiscal 1999.

     Two of the 29 products, clorazepate and lorazepam accounted for $49 million of net sales in fiscal 1998 and $151 million in net sales in fiscal 1999. Despite a marginal increase in volume for these two products in fiscal 2000, net sales dropped to $104 million as a result of price deterioration. The remaining 27 products resulted in increased net sales of $39 million and gross margin of $34 million in fiscal 2000.

     In addition to the items previously mentioned, the Company estimates that price deterioration in the generic industry resulted in reductions in net sales and gross margin of approximately $32 million in fiscal 1998, $39 million in fiscal 1999 and $41 million in fiscal 2000. Such reductions were substantially offset by increased volume, favorable mix variances and production efficiencies which generally result from higher volumes. Total unit volume of generic product shipments, excluding unit dose shipments, was 7.3 billion in 1998, 8.0 billion in 1999 and 8.8 billion in fiscal 2000.

     The Company expects significant price deterioration on clorazepate and lorazepam during fiscal 2001. The Company also expects increases in the cost of raw materials for these products. Accordingly, net sales and gross margin for these products in the fiscal year ending March 31, 2001, are expected to be less than that recognized by the Company in fiscal 2000.

     Net sales for the Company's branded segment increased 47% in fiscal 2000 and 53% in fiscal 1999. The primary reason for the significant increases in each of the last two years was the acquisition of Penederm in October 1998. The acquisition of Penederm expanded the Company's branded presence in one of its targeted markets, dermatology. Dermatology products accounted for approximately 38% of net sales for the branded segment in fiscal 2000.

     As the Company has made a concerted effort to expand its branded segment in fiscal 2000 and 1999, the emphasis within the branded segment continues to shift from wound care products to dermatology and other physician-based products. Wound care products represented less than 8% of branded net sales in fiscal 2000 compared to 15% in the prior year.

        The accounts receivable balance of the Company increased as of March 3 1, 2000, as compared to March 31, 1999, due to buying patterns of its customers and the associated payments.

Research and Development

Research and development expenditures were $49.1 million, $61.8 million and $46.3 million in fiscal years 2000, 1999 and 1998.

        The following table outlines the allocation of research and development expenditures: (dollars in millions)
Year ended March 31,                   2000            1999          1998
Generic related projects               $22.3           $25.7         $22.0
Innovative compound projects            20.5            29.2          18.4
Transdermal systems                      6.3             6.9           5.9

     During fiscal 1999, the Company entered into an agreement with Genpharm Inc. to develop 15 branded and generic products. The initial milestone payment in fiscal 1999 for this agreement was allocated evenly to generic and innovative compound projects. This expenditure represents the majority of the fluctuation in expenditures for generic related projects between fiscal years.

     In addition to the Genpharm agreement in fiscal 1999, expenditures for innovative compound projects were affected by the arbitration award in which the Company recorded approximately $10.0 million in funding obligations to VivoRx. Charges related to the Company's funding of VivoRx were $6.3 million in fiscal 1998. In addition to these items, the increase in research and development expenditures in fiscal 1999 and fiscal 2000, as compared to fiscal 1998, are principally due to the research and development expenses of Penederm, which was acquired in fiscal 1999.

        The Company is actively pursuing and is involved in joint development projects in an effort to broaden its scope of capabilities in bringing to market both generic and innovative products. Some of these arrangements provide for payments by the Company upon the attainment of certain milestones. While such arrangements help to reduce the Company's financial risk for unsuccessful projects, fulfillment of milestones or other payment obligations may result in fluctuations in research and development expense.

Acquired In-Process Research and  Development

     In connection with its acquisition of Penederm in October 1998, the Company allocated $29.0 million of the purchase price to in-process research and development in fiscal 1999 (See note B to the consolidated financial statements).

Selling and Administrative

Selling and administrative expenses were $156.2 million in fiscal 2000, $125.0 million in fiscal 1999 and $96.7 million in fiscal 1998. These amounts represent 20%, 17% and 18% of net sales in fiscal years 2000, 1999 and 1998.

        The following table identifies the major components of selling and administrative expenses: (in millions)
Year ended March 31,                   2000            1999          1998
Sales and Marketing Expenses:
    Generic:
      Payroll and related             $ 5.0           $ 4.9          $ 4.5
      Advertising and promotions        8.8            12.7           16.3
    Branded:
      Payroll and related              19.1            12.8            9.4
      Advertising and promotions       19.4             9.2            4.7
    Other sales and marketing          12.1             9.9            8.4
Total Sales and Marketing Expenses    $64.4           $49.5          $43.3
Administrative Expenses:
    Payroll and related               $30.7           $27.5          $21.9
    Legal and professional fees        31.2            22.2           12.0
    Goodwill amortization               6.4             4.0            1.6
    Other administrative               23.5            21.8           17.9
Total Administrative Expenses         $91.8           $75.5          $53.4


Generic advertising and promotions, which for the most part represent the cost of stocking fees to customers to assist in the conversion and promotion of new generic products, decreased from fiscal 1998 to fiscal 1999 and again in the current year as such costs relate to the launch of specific products. Promotional costs associated with products launched in fiscal 2000 were not significant.

The increase in branded sales and marketing expenses from fiscal 1999 to 2000 primarily relates to a full year of expenses for Penederm compared to only six months of expenses that were recorded in fiscal 1999. In addition, branded payroll and related expenses increased in fiscal 2000 due to the addition of direct sales representatives and customer support personnel. Branded advertising and promotions increased significantly due to promotion expenses for two dermatology products.

Administrative expenses increased from fiscal 1999 to fiscal 2000 due to the additional six months of expenses for Penederm, amortization expense related to the acquisition of Penederm and increased legal and professional fees. The increase in legal and professional fees primarily relates to the FTC litigation initiated in December 1998, and was ongoing for all of fiscal 2000. The fiscal 1999 increase was also impacted by litigation associated with the Company's investment in VivoRx.

Equity in Earnings of Somerset

In fiscal 2000, the Company incurred a loss of $4.2 million in its investment in Somerset. Equity in earnings of Somerset was $5.5 million in fiscal 1999 and $10.3 million in fiscal 1998. The loss in the current year resulted from lower sales due to generic competition and increased research and development expenditures. Somerset continues its research and development efforts to develop alternative indications for its sole commercial product, EldeprylRegistration Mark. Unless such new indications are developed and approved for commercialization, the Company's earnings will continue to be adversely affected by Somerset's expected losses (See note E to the consolidated financial statements).

Other Income

Other income was $24.0 million in fiscal 2000, $18.3 million in fiscal 1999 and $14.0 million in fiscal 1998. Other income was favorably impacted by increasing interest rates and significantly higher cash and investment balances throughout fiscal 2000. The Company recorded earnings on its investment in a limited partnership of $15.4 million, $19.8 million and $6.6 million in fiscal years 2000, 1999 and 1998. In addition, the Company recorded a gain of $3.9 million on the sale of an investment in fiscal 2000. Provisions to reduce the carrying value of strategic alliances and non-publicly traded companies included in Other assets totaled approximately $9.4 million, $12.5 million and $2.5 million in fiscal years 2000, 1999 and 1998.

Income Taxes

The effective tax rate for fiscal 2000 was 36.5% compared to 40.0% in fiscal 1999 and 32.1% in fiscal 1998. Approximately 5% of the fiscal 1999 tax rate is the result of the $29.0 million charge for acquired in-process research and development which is not deductible for tax purposes. Other factors for the increased rates in fiscal 2000 and fiscal 1999 are an increase in nondeductible amortization expense and a reduction in tax favored dividends. For fiscal 2001, the Company anticipates a slight increase in its effective tax rate due to Somerset's expected loss and marginally higher state taxes. Liquidity and Capital Resources Working capital increased from $475.4 million in fiscal 1999 to $599.0 million in fiscal 2000 and the ratio of current assets to current liabilities increased from 5.9 to 1 to 7.8 to 1 for this same time period.

        Net cash provided from operating activities was $119.2 million in fiscal 2000, $163.4 million in fiscal 1999 and $52.7 million in fiscal 1998. Fiscal 2000 operating activities were positively affected by net earnings, depreciation and amortization and the increase in allowances on accounts receivable. These increases were partially offset by changes in deferred taxes and the increase in accounts receivable.

        The Company's expenditures for property, plant and equipment was $28.8 million in fiscal 2000, $16.7 million in fiscal 1999 and $28.9 million in fiscal 1998. The funds in the current year were primarily used to complete an addition to one of its generic manufacturing facilities and to construct a sales and administrative building. Capital expenditures have been paid for with the operating funds of the Company. Capital expenditures to complete current projects along with the other planned capital projects are expected to be financed through the operating funds of the Company.

        Other investing activities which used cash relate to investments for product acquisitions, equity investments in privately held companies and a net increase in the purchase of investment securities.

        Payments on long-term obligations primarily relate to installment payments made on certain product acquisitions. The Company paid cash dividends of $.16 per share in fiscal years 2000, 1999 and 1998 which totaled $60.0 million.

        The Company is involved in litigation with the FTC and various parties with related suits. While the Company believes that it has meritorious defenses to the claims in these matters, an adverse result in these suits could have a material adverse effect on the liquidity and capital resources of the Company (See note S to the consolidated financial statements).

        The Company's current cash position may not necessarily be indicative of its position in future periods. As described in both the "Overview" and "Results of Operations," the Company has experienced price deterioration on certain generic products on which it increased prices and anticipates that it will experience further price deterioration on these and other products in the future. In addition, the Company continues to incur significant legal fees and costs defending against various lawsuits which will also impact future cash flows (See "Forward Looking Statements" for additional information concerning future periods).

Year 2000
The Company to date has not experienced any major disruptions related to the Year 2000 date change. The Company will continue to monitor critical systems, along with those of its customers and suppliers, to ensure uninterrupted operations. The direct incremental cost of Year 2000 remediation was insignificant to the Company's operations.

Other Matters

In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No.133, "Accounting for Derivative
Instruments and Hedging Activities." SFAS No.133 establishes accounting and reporting standards for derivative instruments, including certain derivatives embedded in other contracts, and hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities on the balance sheet at fair value. As amended, this statement is effective for fiscal years beginning after June 15, 2000. The Company is currently evaluating the impact that SFAS No. 13 3 will have on its financial position and its results of operations.

Market Risk

The Company is exposed to market risk primarily from changes in market values on its investments in marketable debt and equity securities, including marketable securities owned indirectly through certain pooled asset funds. Market prices on debt securities generally bear an inverse relationship with changes in interest rates. The Company also invests in overnight deposits and money market funds and marketable securities with maturities of less than three months. These instruments are classified as cash equivalents for financial reporting purposes and have minimal or no interest rate risk due to their short term nature. The Company also invests in nonpublic securities, often in consideration of its strategic interests. The Company does not consider these investments to be market risk sensitive.

The Company attempts to mitigate its exposure to market risk by assessing the relative proportion of its investments in cash and cash equivalents and the relatively stable and risk minimized returns available on such investments withthe risks attendant to its investments in other debt and equity securities. The Company's objective in managing its exposure to changes in the market value of its investments in debt and equity securities is to balance the risk of the impact of such changes on earnings and cash flows with the Company's expectations for investment returns. The Company's pooled asset funds and certain of its other investments in debt and equity securities are managed by professional portfolio managers. The Company was not a party to any forward or derivative option contract related to interest rates or equity security prices during fiscal 2000.

The fair market value of the debt securities held by the Company at March 31, 2000, was $80.9 million, of which $59.3 million had maturities of less than one year (the market values of which are generally less sensitive to interest rate fluctuations than is the case with longer term debt instruments). The fair market value of equity securities held by the Company at March 31, 2000, was $71.8 million. Such investments collectively represent 11% of the Company's total assets as of March 31, 2000, and 42% of the aggregate value of debt and equity securities and cash and cash equivalents held by the Company at such date. Assuming an instantaneous 10% decrease in the market value of the Company's debt and equity securities, the change in the aggregate fair market value of these securities would be $15.3 million.

Forward Looking  Statements

Various statements in this Report state or suggest that the Company expects to increase revenues and to continue to be profitable in the future by employing various strategies which include continuing to seek, among other things, to introduce new lines of generic equivalent products, to enter into alliances with other manufactures, to strengthen the development of branded products and to increase prices on select generic equivalent products in its line. These are forward-looking statements. The Company's actual results could differ materially from those projected or suggested in any forward-looking statement due to various important factors, including, but not limited to, the following:

        Although the Company is expanding its presence in the branded segment of the pharmaceutical market, its results of operations have historically depended, and continue to depend, to a significant extent, on its ability to develop and bring to the market new generic equivalent products. Generally, following the expiration of patents and other market exclusivity periods, the first manufacturers to bring a generic equivalent to the market achieve higher revenues and gross profits than competitors that subsequently enter the market. As competing products enter the market, prices, sales volume and profit margins of the first generic equivalents decline significantly. Furthermore, in recent years, the Company has increased prices on selected older generic equivalent products, including in some cases generic equivalents that had been largely abandoned by competitors. These price increases have provided incentive to other generic manufacturers to reenter the market for many of these products. This additional competition has resulted in significant price deterioration on many of these products, which has negatively impacted the Company's revenues and margins. Additional price deterioration can be expected on these products in the future (See "Results of OperationsNNet Sales and Gross Margin").

        In addition to suffering price deterioration on its generic equivalent products generally, the Company's results of operation for fiscal 2000 continued to be impacted by delays in its ability to introduce new generic equivalent products due to litigation initiated by branded manufacturers under the Hatch-Waxman Act to extend the exclusivity periods on drugs on which patents were expiring. The failure of Congress or the courts to address the present abuses of the Hatch-Waxman Act could diminish the commercial success of new products introduced by the Company, resulting in both lower revenues and gross margins.

     The Company is seeking to strengthen its development of branded products. Obtaining approval from the FDA to market new (branded) pharmaceutical products in the United States is a lengthy, complex and expensive process. Products that appear to be promising in the research laboratories may fail to survive the testing phase due to ineffectiveness or as a result of unforeseen side effects. Even if the Company is successful in obtaining approval for new products, no assurance can be given that such products will be accepted in the medical community as being as effective as alternative forms of treatment for indicated conditions.

     The Company's principal customers include wholesale drug distributors and major drug store chains. A continuation of the consolidation that has been experienced in these pharmaceutical distribution networks in recent years is likely to result in an increase in pricing pressures on pharmaceutical manufacturers.

     The Company is involved in numerous lawsuits, including anti-trust and anti-competition litigation brought by the Federal Trade Commission and the attorneys general for 33 states, as well as more than 25 putative class action lawsuits alleging the same conduct. An unfavorable outcome in these suits could have a potentially adverse effect on the Company's financial position and results of operation or, in certain circumstances, the manner in which the Company is permitted to conduct its future operations.

Consolidated Balance Sheets
Mylan Laboratories Inc.

(dollars in thousands except per share data)
March 31,                                                             2000        1999

Assets
Current assets

Cash and cash equivalents .....................................   $ 203,493  $  189,849
Marketable securities .........................................      99,557      69,872
Accounts receivable ...........................................     197,760     148,896
Inventories ...................................................     145,869     136,493
Deferred income tax benefit ...................................      30,792      18,199
Other current assets ..........................................       9,275       8,450
Total current assets ..........................................     686,746     571,759

Property, plant and equipment - net of accumulated depreciation     168,000     154,636
Intangible assets - net of accumulated amortization ...........     332,142     339,603
Other assets ..................................................     124,881     106,549
Investment in and advances to Somerset ........................      29,461      34,114

Total assets ..................................................  $1,341,230  $1,206,661


    See notes to consolidated financial statements.

(dollars in thousands except per share data)
March 31,

                                                                  2000        1999

Liabilities and shareholders' equity
Current liabilities


Trade accounts payable                                        $   17,981  $   12,142
Current portion of long-term obligations                           9,874      16,941
Income taxes payable                                               7,858         821
Other current liabilities                                         46,863      61,279
Cash dividend payable                                              5,194       5,178
Total current liabilities                                         87,770      96,361

Long-term obligations                                             30,630      26,827
Deferred income tax liability                                     19,108      23,568

Shareholders' equity

Preferred stock, par value $.50 per share,
authorized 5,000,000 shares,  issued
and outstanding - none-                                             -            -

Common stock, par value $.50 per share, authorized
300,000,000 shares, issued 130,277,568 at March 31, 2000 and
129,968,514 at March 31, 1999                                     65,139      64,984

Additional paid-in capital                                       316,393     311,995
Retained earnings                                                823,570     690,003
Accumulated other comprehensive earnings                           6,936       1,105
                                                               1,212,038   1,068,087
Less treasury stock at cost - 893,498 shares at
March 31, 2000 and 888,578 shares at March 31, 1999                8,316       8,182
Total shareholders' equity                                     1,203,722   1,059,905

Total liabilities and shareholders' equity                    $1,341,230  $1,206,661



Consolidated Statements of Earnings
Mylan Laboratories Inc.

(amounts in thousands except per share data)
Year ended March 31,                              2000      1999       1998
Net sales                                     $ 790,145   $721,123  $528,601

Other revenues                                     --         --      26,822

Total revenues                                  790,145    721,123   555,423

Cost and expenses

Cost of sales                                   361,818    336,846   288,290
Research and development                         49,121     61,843    46,278
Acquired in-process research and development       --       29,000      --
Selling and administrative                      156,247    124,964    96,708
                                                567,186    552,653   431,276

Equity in (loss) earnings of Somerset            (4,193)     5,482    10,282
Other income                                     23,977     18,342    13,960
Earnings before income taxes                    242,743    192,294   148,389
Income taxes                                     88,497     76,885    47,612
Net earnings                                 $  154,246   $115,409   100,777

Earnings per common share
Basic                                          $   1.19   $    .92  $     .83
Diluted                                        $   1.18   $    .91  $     .82
Weighted average common shares outstanding
Basic                                           129,220    125,584    122,094

Diluted                                         130,224    127,156    123,043


    See notes to consolidated financial statements.

Consolidated Statements of Shareholders' Equity
Mylan Laboratories Inc.


                                                                                                  Accumulated
                                   Common Stock            Treasury Stock  Additional                Other       Total Comprehensive
(dollars in thousands except    --------------------     -----------------  Paid-In    Retained   Comprehensive Shareholders'
per share data)                 Shares        Amount     Shares     Amount   Capital   Earnings  (Loss)Earnings   Equity   Earnings
April 1, 1997                  122,814,956  $  61,407  (752,950) $ (3,732) $ 89,262   $513,750    $  (947)      $659,740        --

Net earnings                       --              --      --        --        --      100,777        --         100,777   $100,777
Net unrealized gain on
marketable securities              --              --      --        --        --          --       2,517          2,517      2,517
Stock options exercised            235,216        118      (513)      (12)    3,143       (141)       --           3,108        --
Purchase of treasury stock         --              --  (144,900)    (2,459)   --           --         --          (2,459)       --
Reissuance of treasury stock       --              --    48,505       321      --          --         --             321        --
Cash dividend $.16 per share       --              --      --        --     (19,539)       --                    (19,539)       --
March 31, 1998                 123,050,172     61,525  (849,858)   (5,882)   92,405    594,847      1,570        744,465    103,294

Net earnings                       --              --      --        --        --      115,409         --         115,409   115,409
Net unrealized loss on
marketable securities              --              --      --         --       --          --        (465)           (465)     (465)
Stock options exercised          1,013,313        507   (85,270)   (2,642)   16,916       (141)       --           14,640       --
Reissuance of treasury stock       --              --    46,550       342      --          --         --              342       --
Cash dividend $.16 per share       --              --      --         --       --      (20,112)       --          (20,112)      --
Penederm acquisition             5,905,029      2,952      --         --    202,674        --         --          205,626       --
March 31, 1999                 129,968,514     64,984  (888,578)   (8,182)  311,995    690,003        1,105     1,059,905   114,944

Net earnings                       --              --      --          --      --      154,246        --          154,246   154,246
Net unrealized gain on
marketable securities              --              --      --          --      --          --         5,831         5,831     5,831
Stock options exercised            309,054        155    (4,920)     (134)    4,398        --         --            4,419       --
Cash dividend $.16 per share       --              --      --          --      --      (20,679)       --          (20,679)      --
March 31, 2000                 130,277,568  $  65,139  (893,498) $ (8,316) $316,393  $ 823,570    $   6,936    $1,203,722  $160,077


    See notes to consolidated financial statements.

Consolidated Statements of Cash Flows
Mylan Laboratories Inc.

(dollars in thousands except supplemental disclosure)
Year ended March 31,                                                            2000         1999         1998
Cash flows from operating activities
Net earnings ............................................................   $ 154,246     $115,409    $ 100,777
Adjustments to reconcile net earnings to net cash provided from operating activities:
    Depreciation and amortization .......................................      35,706       26,911       21,708
    Deferred income tax benefit .........................................     (23,267)     (10,314)      (3,207)
    Equity in loss (earnings) of Somerset ...............................       4,193       (5,482)     (10,282)
    Cash received from Somerset .........................................         460        1,089        5,674
    Allowances on accounts receivable ...................................      33,628       19,300        8,754
    Acquired in-process research and development ........................        --         29,000         --
    Other noncash items .................................................       6,226         (646)       1,574
    Changes in operating assets and liabilities:
      Accounts receivable ...............................................     (82,092)     (30,411)     (30,565)
      Inventories .......................................................      (9,534)      11,328      (45,007)
      Trade accounts payable ............................................       5,839       (4,282)      (2,082)
      Income taxes ......................................................      11,389        8,549       (8,949)
      Other operating assets and liabilities ............................     (17,578)       2,998       14,255
Net cash provided from operating activities .............................     119,216      163,449       52,650
Cash flows from investing activities
Additions to property, plant and equipment ..............................     (28,788)     (16,736)     (28,853)
Increase in intangible and other assets .................................     (23,779)      (7,915)      (7,984)
Purchase of investment securities .......................................    (200,939)     (79,816)     (16,785)
Proceeds from investment securities .....................................     180,706       50,151       17,309
Cash acquired net of acquisition costs ..................................        --          1,396         --
Net cash used in investing activities ...................................     (72,800)     (52,920)     (36,313)


    See notes to consolidated financial statements.

Consolidated Statements of Cash Flows
Mylan Laboratories Inc.

(dollars in thousands except supplemental disclosure)
Year ended March 31,                                      2000          1999           1998
Cash flows from financing activities
Payments on long-term obligations                     $  (15,696)    $(14,740)     $ (19,198)
Cash dividends paid                                      (20,663)     (19,833)       (19,525)
Repurchase of common stock                                  --          --            (2,459)

Proceeds from exercise of stock options                    3,587       10,137          2,445
Net cash used in financing activities                    (32,772)     (24,436)       (38,737)

Net increase (decrease) in cash and cash equivalents      13,644       86,093        (22,400)
Cash and cash equivalents - beginning of year            189,849      103,756        126,156

Cash and cash equivalents - end of year               $  203,493     $189,849       $103,756

Supplemental Disclosure

For purposes of presentation in the balance sheets and the statements of cash flows, cash, overnight deposits and money market funds, and marketable securities with original maturities of less than three months have been classified as cash and cash equivalents.

        Cash payments for interest were $1,418,000 in 2000, $1,800,000 in 1999, and $3,426,000 in 1998. Cash payments for income taxes were $100,374,000 in 2000, $78,650,000 in 1999, and $59,770,000 in 1998.

        Certain stock option transactions result in a reduction of income taxes payable and a corresponding increase in additional paid-in capital. The amounts for the years ended March 31, 2000, 1999, and 1998 were $719,000, $4,302,000, and $652,000, respectively.

        In consideration for the exercise of stock options, the Company received and recorded into treasury stock 4,920 shares valued at $134,000 in fiscal 2000, 85,270 shares valued at $2,642,000 in fiscal 1999, and 513 shares valued at $12,000 in fiscal 1998.

        During scal 1999, the Company acquired all of the outstanding stock of Penederm (See note B). The purchase price of approximately $207,938,000 was satised principally through the issuance of the Company's common stock.
        In connection with product license agreements, the Company recorded intangible assets and the related obligations, in excess of amounts paid, of $2,250,000 in fiscal 2000 and $22,300,000 in fiscal 1999.

Notes to Consolidated Financial Statements
Mylan Laboratories Inc.

note

(A)

        Summary of Significant  Accounting  Policies

1) Nature of Operations and Principles of Consolidation

The consolidated financial statements include the accounts of Mylan Laboratories Inc. ("the Company") and its wholly-owned subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation. The Company is engaged in the development, manufacture and distribution of pharmaceutical products for resale by others. The principal markets for these products are proprietary and ethical pharmaceutical wholesalers and distributors, drug store chains, drug manufacturers, and public and governmental agencies within the United States.

2) Marketable Securities

The Company's investments are classified as "available for sale" and are recorded at market value with net unrealized gains and losses, net of income taxes, reflected in accumulated other comprehensive earnings in shareholders' equity. Net gains and losses on sales of securities available for sale are computed on a specific security basis and included in other income.

3) Accounts Receivable and Revenue Recognition

The Company recognizes revenue from product sales upon shipment to customers. Provisions for estimated discounts, rebates, price adjustments, returns and other adjustments are provided for in the same period as the related sales are recorded.

     Accounts receivable are presented net of provisions which amounted to $77,212,000 and $43,584,000 at March 31, 2000, and 1999, respectively.

4) Inventories

Inventories are stated at the lower of cost (principally, first-in, first-out) or market.

5) Property, Plant and Equipment

Property, plant and equipment are stated at cost. Depreciation is provided in amounts sufficient to relate the cost of depreciable assets to operations over their estimated service lives, principally on a straight-line basis.

6) Intangible Assets

Intangible assets are stated at cost. Amortization is provided for on a straight-line basis over estimated useful lives not to exceed forty years. Intangible assets are periodically reviewed to determine recoverability by comparing carrying value to expected future cash flows.

7) Research  and Development

Research and development expenses are charged to operations as incurred.

8) Advertising  Costs

Advertising   costs  are  expensed  as  incurred  and  amounted  to  $6,063,000,
$5,683,000 and $3,526,000 in fiscal 2000, 1999, and 1998.

9) Income Taxes

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

10) Concentrations of Credit Risk

Financial instruments that potentially subject the Company to credit risk consist principally of interest-bearing investments and accounts receivable. The Company performs ongoing credit evaluations of its customers and generally does not require collateral. Four of the Company's customers accounted for 15%, 15%, 11% and 10% of net sales in fiscal 2000. Three of the Company's customers accounted for 15%, 14% and 11% of net sales in fiscal 1999 and 13%, 12% and 11% in fiscal 1998. Approximately 62% and 56% of the accounts receivable balances represent amounts due from four customers at March 31, 2000, and 1999, respectively.

        The Company invests its excess cash in deposits primarily with major banks and other high quality short-term liquid money market instruments (commercial paper, government and government agency notes and bills, etc.). These investments generally mature within twelve months. The Company maintains deposit balances at banks in excess of federally insured amounts, including a deposit in a newly formed regional bank at March 31, 2000.

11) Earnings per Common  Share

Basic earnings per common share is computed by dividing net earnings by the weighted average common shares outstanding for the period. Diluted earnings per common share is computed by dividing net earnings by the weighted average common shares outstanding adjusted for the dilutive effect of stock options granted under the Company's stock option plans, unless they are antidilutive (See note
P).

        A reconciliation of diluted earnings per common share is as follows:
(in thousands except per share amounts)

Year ended  March 31,                                   2000    1999     1998
Net  earnings                                        $154,246 $115,409 $100,777
Weighted  average common shares  outstanding          129,220  125,584  122,094
Dilutive effect of stock options                        1,004    1,572      949
Diluted  weighted  average common shares outstanding  130,224  127,156  123,043
Diluted  earnings per common share                     $ 1.18     $.91     $.82


12)  Accounting  Standards


In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No.133, "Accounting for Derivative
Instruments and Hedging Activities." SFAS No.133 establishes accounting and reporting standards for derivative instruments, including certain derivatives embedded in other contracts, and hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities on the balance sheet at fair value. As amended, this statement is effective for fiscal years beginning after June 15, 2000. The Company is currently evaluating the impact that SFAS No. 13 3 will have on its financial position and its results of operations.

13) Use of Estimates in the Preparation of Financial  Statements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

14) Reclassification

Certain prior year amounts have been reclassified to conform to the 2000 presentation.


note
(B)
        Acquisitions

On October 2, 1998, a wholly-owned subsidiary of the Company acquired 100% of the outstanding stock of Penederm Inc. ("Penederm"). Penederm primarily develops and markets patented topical prescription products. Penederm maintains administrative and research and development facilities in Foster City, California.

        The business combination has been accounted for under the purchase method of accounting. Payment of approximately $207,938,000 was made principally through the issuance of 5,905,029 shares of the Company's common stock and the assumption of 877,367 stock options granted prior to the transaction. Goodwill and various intangible assets acquired totaled approximately $193,000,000 and are being amortized on a straight-line basis over periods not to exceed 20 years.

        The Company allocated a portion of the purchase price to in-process research and development ("IPR&D"). IPR&D represents ongoing research and development projects acquired by the Company which have not yet been approved by the Food and Drug Administration ("FDA") and would have no alternative future use. The Company used independent professional valuation consultants to assess and allocate values to IPR&D.

        The Company acquired five IPR&D projects of which two were significant to the IPR&Dvaluation. One project is for the treatment of inflammatory fungal conditions while the other project is for a nail antifungal product. In assessing the value to be allocated to only these two projects, it was estimated that they were 42% complete and would require approximately $9,100,000 of additional Company funding to complete. Estimated future cash flows for each project were discounted to their present value using a rate of 31%. These discounted cash flow projections were then adjusted by the estimated completion percentage for each project. The total value allocated to all IPR&D projects was $29,000,000.

     At the date of acquisition, the Company believes that the assumptions used in the valuaton process were reasonable. No assurance can be given, however, that the underlying assumptions used in the valuation of these projects will be realized. Pharmaceutical product development has inherent risks in the formulation, manufacture, approval process and marketplace environment which could affect or prevent each of these projects from achieving commercial success.

     The results of Penederm's operations have been included in the Company's Consolidated Statements of Earnings from the date of acquisition. Unaudited pro forma information assuming the acquisition had occurred on April 1, 1997, is as follows, excluding the one-time charge of $29,000,000 relating to acquired IPR&D: (in thousands except per share amounts)

Year ended March 31,                                     1999     1998
Total revenues                                        $731,641  $565,378
Net earnings                                          $140,948  $ 85,532
Diluted earnings per common share                     $   1.08  $    .66
Diluted weighted average common shares outstanding     130,241   129,075

        The pro forma financial information is presented for comparative purposes only and does not purport to be indicative of the operating results or financial position that would have occurred had the acquisition been consummated at the beginning of the periods presented, nor is such information necessarily indicative of the future operating results of the combined company after the acquisition.

        The Company purchased various product and marketing rights with an aggregate purchase price of $12,250,000 and $30,300,000 in fiscal 2000 and 1999. The purchase agreements require fixed payments and royalties on product sales in future periods (See note J).

note

(C)

        Inventories

Inventories consist of the following components: (in thousands)

March 31,                                     2000            1999
Raw materials                             $  64,020         $ 57,414
Work in process                              28,459           20,813
Finished goods                               53,390           58,266
                                          $ 145,869         $136,493
note

(D)

        Property, Plant and Equipment

Property, plant and equipment consists of the following components:
(in thousands)

March 31,                                     Useful Lives     2000     1999
Land and land improvements                         --          7,560   $6,583
Buildings and improvements                      20 - 40       88,001   86,898
Machinery and equipment                          5 - 10      151,308  137,716
Construction in progress                           --         26,712   13,596
                                                             273,581  244,793
Less accumulated depreciation                                105,581   90,157
                                                           $ 168,000 $154,636
note

(E)

        Investment in and Advances to Somerset The Company owns 50% of the outstanding common stock of Somerset Pharmaceuticals, Inc. ("Somerset") and uses the equity method of accounting for its investment.

        Equity in loss/earnings of Somerset includes the Company's 50% portion of Somerset's financial results and expense for amortization of intangible assets resulting from the acquisition of Somerset. Such intangible assets are amortized over a 15 year period. Amortization expense amounted to $924,000 in fiscal 2000, 1999, and 1998. Additionally, the Company's charges to Somerset for management services and product development activities are included in Somerset's financial results.

        Condensed audited balance sheet information of Somerset is as follows:

        (in thousands)

December 31,                         1999            1998         1997
Current assets                     $65,511        $70,929       $53,973
Non-current assets                   1,509          2,040         3,466
Current liabilities                 14,459         16,584        15,660
Payable to owners                      527            595         1,433

        Condensed audited income statement information of Somerset is as follows:

        (in thousands)

Year ended December 31,                 1999            1998       1997
Net sales                         $   18,403         $  43,557    $66,956
Cost and expenses                     23,622            19,316     30,055
Income taxes                          (1,395)            9,635     12,924
Net (loss) earnings               $   (3,824)        $  14,606    $23,977

The above information represents 100% of Somerset's operations of which the Company has a 50% interest.

     Somerset's marketing exclusivity for Eldepryl® under the Orphan Drug Act expired on June 6, 1996. Somerset has experienced increased competition since August 1996 due to the approval of several generic tablet forms of EldeprylRegistration Mark by the FDA. This has resulted in a decrease in sales and net earnings.

     In 1997, Somerset was notified by the Internal Revenue Service ("IRS") that it had initiated a challenge related to issues concerning Somerset's Code
Section 936 credit for tax years 1993 through 1995. As of December 31, 1999, the proposed adjustments by the IRS amounted to approximately $34,000,000 of additional income tax and interest charges over amounts accrued. The $20,000,000 increase over the prior year is primarily due to losses incurred by Somerset in 1999 and the anticipation of losses in the near future which would not allow Somerset to utilize Puerto Rican tax credits. Management of Somerset believes it has appropriately claimed the Code Section 936 credit and intends to vigorously defend its position on this matter.

note

(F)

        Marketable Securities

The amortized cost and estimated market values of marketable securities at March 31, 2000 and 1999 are as follows: (in thousands)

                                       Gross          Gross
                       Amortized    Unrealized      UnrealizedMarket
March 31, 2000          Cost           Gains          Losses         Value
Debt securities      $81,133         $   168          $  405         $80,896
Equity securities      7,753          11,508             600          18,661
                      88,886          11,676           1,005          99,557

March 31, 1999
Debt securities       60,071             303             187          60,187
Equity securities      8,101           2,144             560           9,685
                     $68,172         $ 2,447          $  747         $69,872

Maturities of debt securities at market value as of March 31, 2000, are as follows:

(in thousands)

Mature in one year or less                           $59,253
Mature after one year through five years               7,207
Mature after five years                               14,436
                                                   $  80,896

Proceeds from sales of marketable securities were $183,633,000, $50,151,000, and $17,233,000 during fiscal 2000, 1999 and 1998. Gross gains of $4,504,000,
$942,000, and $767,000 and gross losses of $1,414,000, $205,000 and $82,000 were realized during fiscal 2000, 1999 and 1998. The cost of investments sold is determined by the specific identification method.

note

(G)

        Intangible Assets

Intangible assets consist of the following components: (in thousands)

March 31,                            Useful Lives        2000          1999
Patents and technologies               10 - 20      $  123,052    $  122,985
License fees and agreements             2 - 12          49,911        36,686
MaxzideRegistration Mark intangibles       256           9,666        69,666
Goodwill                               20 - 40         128,008       128,480
Other                                   5 - 20          28,462        28,462
                                                       399,099       386,279
Less accumulated amortization                           66,957        46,676
                                                  $    332,142    $  339,603

The Maxzide® intangibles relate to trademark, tradedress and marketing rights. The balance in Other consists principally of an assembled workforce, non- compete agreements, customer lists and contracts. Goodwill, patents and technologies and various other intangible assets of approximately $193,000,000 were acquired in the Penederm transaction in fiscal 1999 (See note B).

note

(H)

        Other Assets

Other assets consist of the following components: (in thousands)

March 31,                                          2000      1999
Pooled asset funds                             $  60,839  $ 46,611
Cash surrender value                              33,773    29,742
Other investments                                 30,269    30,196
                                               $ 124,881  $106,549

        Pooled asset funds primarily include the Company's interest in one limited partnership fund which consists of common and preferred stocks, bonds, and money market funds. Earnings on these investments included in Other income amounted to $15,378,000 in 2000, $19,530,000 in 1999, and $6,572,000 in 1998. At
March 31, 2000, and 1999, the carrying amounts of these investments approximated fair value.

        Cash surrender value is related to insurance policies on certain officers and key employees and the value of split dollar life insurance agreements with certain current and former executive officers of the Company.

        Other investments are comprised principally of investments in non-publicly traded equity securities and are accounted for under the cost method. Management periodically reviews the carrying value of these investments for impairment. Adjustments of $9,450,000 and $12,525,000 were made in fiscal 2000 and 1999 to reduce the carrying value of these investments to their estimated fair value and are recorded as reductions to Other income.

note

I

        Other Current Liabilities

Other current liabilities consist of the following components: (in thousands)

March 31,                                               2000          1999
Payroll and employee benefit plan accruals            $14,286      $  20,672
VivoRx funding                                          1,545         10,302
Medicaid                                                8,151          8,305
Legal and professional                                  4,786          3,811
Royalties                                               8,763          4,958
Product license fees                                    4,165          8,802
Other                                                   5,167          4,429
                                                      $46,863      $  61,279

        In fiscal 1999, the Company recorded an arbitration award for research and development funding which is identified here as VivoRx funding.


note
(J)

        Long-Term Obligations

Long-term obligations include accruals for postretirement compensation pursuant to agreements with certain key employees and directors of approximately $15,400,000, and $13,463,000 at March 31, 2000, and 1999. Under these agreements, benefits are to be paid over periods of 10 to 15 years commencing at retirement.

     The Company's obligation on 10.5% senior promissory notes is $3,000,000 and $4,000,000 at March 31, 2000, and 1999. Future principal payments on these notes are $1,000,000 in fiscal 2001 and $2,000,000 in fiscal 2002. At March 31, 2000, and 1999, the Company was in compliance with all of its debt covenants.

     The present value of the Company's obligations for product acquisitions was $11,121,000 at March 31, 2000, and $24,605,000 at March 31, 1999. Future
payments, including minimum royalty payments for these agreements, will be approximately $2,000,000 in fiscal 2001, $3,750,000 in fiscal 2002 and $2,000,000 in fiscal 2003.

        During fiscal 2000, the Company recorded $9,238,000 in deferred revenue relating to a license and supply agreement. Revenue will be recognized ratably over the next five years.

note

(K)

        Income Taxes

Income taxes consist of the following components: (in thousands)

Year ended March 31,                    2000            1999      1998
Federal:
    Current                         $   97,957         $77,546  $45,601
    Deferred                           (21,596)         (9,617)  (2,993)
                                        76,361          67,929   42,608
State:
    Current                             13,807           9,653    5,218
    Deferred                            (1,671)           (697)    (214)
                                        12,136           8,956    5,004
Income taxes                            88,497          76,885   47,612
Pre-tax earnings                    $  242,743        $192,294 $148,389
Effective tax rate                        36.5%           40.0%    32.1%

Temporary differences and carryforwards which give rise to the deferred tax assets and liabilities are as follows: (in thousands)

March 31,                                                2000          1999
Deferred tax assets:
    Employee benefits                               $    6,651         $5,090
    Contractual agreements                               7,964            -
    Intangible assets                                    2,043          3,627
    Asset allowances                                    31,241         17,841
    Inventory                                            1,084          1,069
    Investments                                         10,481          5,411
    Tax loss carryforwards                              12,708         18,198
    Tax credit carryforwards                             5,596          3,683
    Other                                                -                266
Total deferred tax assets                               77,768         55,185
Deferred tax liabilities:
    Plant and equipment                                 11,017         10,373
    Intangible assets                                   41,205         43,675
    Investments                                         13,862          6,506
Total deferred tax liabilities                          66,084         60,554
Deferred tax asset (liability) - net                $   11,684       $ (5,369)
Classification in the consolidated balance sheets:
    Deferred income tax benefit - current           $   30,792       $ 18,199
    Deferred income tax liability - non-current         19,108         23,568
Deferred tax asset (liability) - net                $   11,684       $ (5,369)

        Deferred tax assets relating to net operating loss carryforwards and research and development tax credit carryforwards were acquired during fiscal 1999 upon the acquisition of Penederm. Future utilization of these assets is subject to certain limitations set forth in the Internal Revenue Code. In fiscal 2000, the Company utilized acquired net operating loss carryforwards and credit carryforwards to reduce its current tax liability by approximately $4,800,000. The Company has approximately $36,300,000 of acquired federal tax loss carryforwards and $2,146,000 of acquired federal and state tax credits remaining to offset future taxable income. The loss carryforwards and tax credits expire in fiscal years 2007 through 2013.

        The Company also has $1,650,000 of federal research and development tax credits that are deferred until fiscal 2001 based upon recent tax law changes. A$1,800,000 tax credit against Puerto Rican local income tax is also available for future years.

        A reconciliation of the statutory tax rate to the effective tax rate is as follows:

Year ended March 31,                         2000            1999          1998
Statutory tax rate                          35.0%           35.0%        35.0%
IPR&D                                         --             5.3%          --
State income taxes-net                       3.1%            3.1%          2.3%
Nondeductible amortization                   1.0%            0.8%          0.6%
Tax exempt earnings-primarily dividends       --            (1.1%)        (2.4%)
Tax credits                                 (2.7%)          (2.6%)        (3.0%)
Other items                                  0.1%           (0.5%)        (0.4%)
Effective tax rate                          36.5%           40.0%         32.1%

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

note
(L)
        Common Stock

On August 23, 1996, the Company's Board of Directors adopted a Shareholder Rights Plan ("the Rights Plan"). The Rights Plan was adopted to provide the Company's Directors with sufficient time to assess and evaluate any takeover bid and explore and develop a reasonable response. Effective November 8, 1999, the Rights Plan was amended to eliminate the special rights held by continuing directors. The Rights Plan will expire on September 5, 2006, unless a triggering event has occurred.

note

(M)

        Commitments

The Company has entered into various product licensing agreements. In some of these arrangements, the Company provides funding for the development of the product, through milestone payments, in exchange for marketing and distribution rights to the product. In the event all projects are successful, milestone payments totaling $18,800,000 would be paid over the next five years.

note

(N)

        Other Revenues

Under the terms of the Company's supply and distribution agreement with Genpharm Inc. ("Genpharm") relating to sales of ranitidine HCl tablets, the Company also benefitted from an agreement between Genpharm and Novopharm Limited ("Novopharm"). The Company recognized revenue of $26,822,000 in fiscal 1998 in connection with the Genpharm Novopharm agreement (See note S). note O

        Fair Value of Financial Instruments

The carrying values of cash and cash equivalents approximate fair value due to the short-term maturity of these instruments. Marketable securities are recorded at fair value based on quoted market prices. The carrying value of other financial instruments approximates their fair value based on other appropriate valuation techniques.

note

(P)

        Stock Option Plans

On January 23, 1997, the Board of Directors adopted the "Mylan Laboratories Inc. 1997 Incentive Stock Option Plan" ("the Plan") which was approved by the shareholders on July 24, 1997. Under the Plan, the Company may grant up to 10,000,000 shares of its common stock to officers, employees, and nonemployee consultants and agents as either incentive stock options or nonqualified stock options. Options, which may be granted at not less than fair market value on the date of the grant, may be exercised within ten years from the date of grant.
Nonqualified stock options generally vest on date of grant. Incentive stock options granted have the following vesting schedule: 25% two years from the date of grant, 25% at the end of year three and the remaining 50% at the end of year four. As of March 31, 2000, 7,279,150 shares are available for future grants.

        On June 23, 1992, the Board of Directors adopted the "1992 Nonemployee Director Stock Option Plan" ("the Directors' Plan") which was approved by the shareholders on April 7, 1993. A total of 600,000 shares of the Company's common stock are reserved for issuance upon exercise of stock options which may be granted at not less than fair market value on the date of grant. Options may be exercised within ten years from the date of grant. As of March 31, 2000, 382,500 shares have been granted pursuant to the Directors' Plan.

        Additional stock options are outstanding from the expired 1986 Incentive Stock Option Plan and other plans acquired through acquisitions.
        A summary of the activity resulting from all plans is as follows:

                                                             Weighted average
                                           Number of shares   exercise price
                                              under option     per share
Outstanding as of April 1, 1997                 2,570,877      $12.10
    Options granted                             1,322,000       17.08
    Options exercised                            (235,216)      11.09
    Options cancelled                             (41,175)      14.17
Outstanding as of March 31, 1998                3,616,486      $13.96
    Options acquired - Penederm                   877,367       15.30
    Options granted                               186,500       19.74
    Options exercised                          (1,013,313)      12.16
    Options cancelled                            (117,886)      16.96
Outstanding as of March 31, 1999                3,549,154      $15.11
    Options granted                             1,410,100       25.50
    Options exercised                            (309,054)      12.04
    Options cancelled                             (53,419)      18.34
Outstanding as of March 31, 2000                4,596,781      $18.44



                                   Options outstanding             Options exercisable
                               -----------------------------   --------------------------------
                                  Weighted
                                 average         Weighted                            Weighted
Range of           Number       remaining         average      Number                 average
exercise price outstanding as contractual life exercise price  exercisable as       exercise price
per share        of 3/31/2000  (years)           per share     of 3/31/2000           per share
$  0.81- $11.58     266,341      3.15             $ 7.77        266,341                $ 7.77
  12.00- $12.00     976,653      2.23              12.00        976,653                 12.00
  12.32- $16.69     949,971      7.05              16.19        577,972                 16.11
  16.73- $21.14     728,091      7.03              17.95        672,591                 17.96
  22.88- $25.00     474,671      8.59              23.18         65,571                 24.88
  26.06- $30.15   1,201,054      9.91              26.25         64,054                 29.64
$  0.81- $30.15   4,596,781      6.70             $18.44      2,623,182                $14.76


        At March 31, 2000, options were exercisable for 2,623,182 shares at a weighted average exercise price of $14.76 per share. The corresponding amounts were 2,665,904 shares at $14.12 per share at March 31, 1999, and 2,557,856 shares at $13.20 per share at March 31, 1998.

        In accordance with the provisions of SFAS No. 123 "Accounting for Stock-Based Compensation," the Company will continue to apply the provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" and, accordingly, does not recognize compensation costs for its existing stock option plans. If the Company had elected to recognize compensation costs based on the alternative fair value method prescribed by SFAS No. 123, net earnings and earnings per share (on both a basic and diluted basis) would have been reduced by $1,430,000, or $.01 per share, $1,613,000, or $.01 per share and $6,489,000, or $.04 per share for the years ended March 31, 2000, 1999 and 1998. These calculations only take into account options issued since April 1, 1995.

        The weighted average fair value of options granted during the years ended March 31, 2000, 1999 and 1998 was $9.93, $9.37 and $6.47. The fair value was estimated using the Black-Scholes option pricing model based on the following assumptions:

March 31,                                2000            1999          1998
Volatility                                34%             42%           35%
Risk-free interest rate                  6.2%            5.0%          6.1%
Dividend yield                           0.6%            1.0%          1.0%
Expected term of options (in years)      5.2             5.2           5.4


note
(Q)

        Employee Benefits

The Company maintains profit sharing and 401(k) retirement plans covering essentially all of its employees.

        Contributions to the profit sharing plans are made at the discretion of the Board of Directors. Contributions to the 401(k) plans are based upon employee contributions or service hours. Total contributions to all plans for the years ended March 31,  2000,  1999 and 1998 were  $6,342,000,  $4,776,000  and
$3,889,000 respectively.

        In fiscal 1999, the Company adopted a plan covering substantially all of its employees to provide for limited reimbursement of supplemental postretirement medical coverage. The plan provides benefits to employees retiring after April 5, 1998, who meet minimum age and service requirements. The Company has provided for the costs of these benefits, which are not material. The future obligation related to these benefits is insignificant.

        The Company provides supplemental life insurance benefits to certain management level employees. Such benefits require annual funding and may require accelerated funding in the event of a change in control of the Company.

note

(R)

        Segment Reporting

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

        The accounting policies of the operating segments are the same as those described in note A. In the following table, segment revenues represent sales to unrelated third parties with corresponding corporate wide cost of sales used to determine segment profits. Segment profits represent earnings from continuing operations before a provision for income taxes.

                                                                 Corporate/
March 31, (dollars in thousands)       Generic       Branded        Other     Consolidated
Total revenues              2000    $ 667,808        $ 122,337       --         $ 790,145
                            1999      638,122         83,001         --           721,123
                            1998      501,320         54,103         --           555,423
Segment profit (1)          2000      261,238         15,630     $ (34,125)       242,743
                            1999      226,153         14,941       (48,800)       192,294
                            1998      143,309          6,728        (1,648)       148,389
Segment assets (2)          2000      464,277        259,196       617,757      1,341,230
                            1999      396,293        257,860       552,508      1,206,661
                            1998      398,189        126,878       322,686        847,753
Property, plant and

equipment additions         2000       23,376          5,157           255         28,788
                            1999       11,646          3,991         1,099         16,736
                            1998       24,843          3,925            85         28,853
Deprecation and

amortization (1)&(2)        2000       12,919         15,540         7,247         35,706
                            1999       11,452         10,246         5,213         26,911
                            1998       10,950          8,084         2,674         21,708


(1)Segment profit represents segment gross profit less direct research and development, sales and marketing, and administrative expenses. Corporate and Other Segment profit represents consolidated non-operating income less corporate expenses, including legal expenditures, IPR&D and goodwill amortization.

(2)Generic and Branded Segment assets include property, plant and equipment, trade accounts receivable, inventory and intangible assets other than goodwill. Corporate and Other Segment assets includes consolidated cash and cash equivalents, marketable securities,the Company's investment in Somerset and other assets, goodwill and all income tax related assets.

note

(S)

        Contingencies

The Company is involved in various legal proceedings that are considered normal to its business. While it is not feasible to predict the ultimate outcome of such proceedings, it is the opinion of management that the ultimate outcome will not have a material adverse effect on the Company's operations or its financial position.

        The Company had an agreement with Genpharm where it benefitted from the sale of ranitidine HCl tablets by Novopharm under a separate agreement between Genpharm and Novopharm (See note N). Based on an independent audit, Genpharm initiated a lawsuit against Novopharm to resolve contract interpretation issues and collect additional funds due. In response to Genpharm's suit, Novopharm filed counterclaims against both Genpharm and the Company claiming damages of up to $60,000,000. The Company believes the counte rclaims against Genpharm and the Company are without merit and will vigorously defend its position.

        In June 1998, the Company filed suit in the Los Angeles Superior Court against American Bioscience, Inc. ("ABI"), American Pharmaceutical Partners, Inc. ("APP") and certain of their directors and officers. The Company's suit seeks various legal and equitable remedies. The Los Angeles Superior Court issued a preliminary injunction order which, among other things, prohibits the defendants from transferring or disposing of funds, assets, technology or property without the Company's consent or commingling as sets, property, technology or personnel with those of another company. In June 1999, the defendants filed an answer to and cross-complaint against the Company. The cross-complaint alleges violations of California state laws, interference with contractual relations and prospective economic advantage, fraud, slander, libel and other allegations. The cross-complainants seek unspecified compensatory and punitive damages. The Company believes the cross-complaints are without merit and intends to vigorously defend its position.

     A subsidiary of the Company was involved in a dispute with KaiGai Pharmaceuticals, Co., Ltd. ("KaiGai") relating to a license and supply contract for nitroglycerin transdermal patches which both parties claim was breached by the other. KaiGai sought damages in excess of $20,000,000. The dispute was subject to binding arbitration, and, in November 1999, the arbitration panel denied KaiGai's request for damages. KaiGai filed an appeal and the Company has filed a moton to dismiss the appeal due to the appeal not being filed within the permitted time period.

        In November 1999, the Company and a state agency entered into a settlement concerning certain contract pricing matters. The settlement was satisfied without a significant effect on the Company's financial position or results of operations.

        On December 22, 1998, the Federal Trade Commission ("FTC") filed suit in U.S. District Court for the District of Columbia (the "Court") against the Company. The FTC's complaint alleges the Company engaged in restraint of trade, monopolization, attempted monopolization and conspiracy to monopolize, arising out of certain agreements involving the supply of raw materials used to manufacture two drugs. The FTC also sued in the same case the foreign supplier of the raw materials, the supplier's parent company and its United States distributor. Under the terms of the agreements related to these raw materials, the Company has agreed to indemnify these parties.

        The Company is a party to other suits involving the Attorneys General from 33 states and more than 25 putative class actions that allege the same conduct alleged in the FTC suit as well as alleged violations of state consumer protection laws. A qui tam action was commenced by a private party in the U.S. District Court for the District of South Carolina, purportedly on behalf of the United States, alleging violations of the False Claims Act and other statutes.

        The relief sought by the FTC includes an injunction barring the Company from engaging in the challenged conduct, recision of certain agreements and disgorgement in excess of $120,000,000. The states and private parties seek similar relief, treble damages and attorneys' fees. The Company's motions to dismiss several of the private actions have been granted.

        A class action suit was filed alleging violations of federal securities laws by the Company and certain directors and officers of the Company. Without specifying a dollar amount, the suit sought compensatory damages. The Company's motion to dismiss the federal securities case was granted on December 22, 1999. The case is on appeal.

        The Company had filed motions to dismiss the FTC complaint and significant portions of the State Attorneys General complaints. In July 1999, the Court denied the Company's motion to dismiss the FTC complaint. The Company filed a motion requesting the Court to certify its ruling with respect to the jurisdictional issue for expedited appeal to the U.S. Court of Appeals for the District of Columbia. This motion was denied. The Court granted in part and denied in part the Company's motion to dismiss portions of the State Attorneys General complaints. In so doing, the Court limited certain theories of recovery asserted by the states. Some states filed a motion with the Court requesting that it reconsider certain claims that were dismissed, and, in December 1999, the Court reinstated certain claims.

        In February 2000, the Company received notice of threatened litigation by another generic manufacturer. The potential complaint is based on similar factors alleged in the FTC litigation relating to the generic product clorazepate.

        The Company believes that it has meritorious defenses to the claims in these FTC matters and intends to vigorously defend them. Although the Company believes it has meritorious defenses to the claims, an adverse result in these suits could have a material adverse effect on the Company's financial position and results of its operations.

Board of Directors and Shareholders
Mylan Laboratories Inc.
Pittsburgh, Pennsylvania

Independent Auditors' Report
Mylan Laboratories Inc.
We have audited the accompanying consolidated balance sheets of Mylan Laboratories Inc. and subsidiaries as of March 31, 2000 and 1999, and the related consolidated statements of earnings, shareholders' equity and cash flows for each of the three years in the period ended March 31, 2000, appearing on pages 22 through 39. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Mylan Laboratories Inc. and subsidiaries as of March 31, 2000 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2000, in conformity with generally accepted accounting principles in the United States of America.





Deloitte & Touche LLP
Pittsburgh, Pennsylvania

May 10, 2000

Market Information
Mylan Laboratories Inc.

Quarterly Financial Data
(Amounts in thousands              1st      2nd            3rd      4th
except per share amounts)        Quarter  Quarter        Quarter  Quarter           Year
Fiscal 2000
Total revenues                  $ 177,095  $ 194,489   $203,877   $  214,684       $790,145
Gross profit                       96,247    110,812    111,152      110,116        428,327
Net earnings                       31,953     37,066     40,434       44,793        154,246
Earnings per share-basic              .25        .29        .31          .35           1.19
Earnings per share-diluted            .25        .28        .31          .34           1.18

Fiscal 1999
Total revenues                  $ 166,718  $ 177,592   $186,195   $  190,618      $ 721,123
Gross profit                       85,154     92,044     99,716      107,363        384,277
Net earnings                       34,182     37,215      8,154       35,858        115,409
Earnings per share-basic              .28        .30        .06          .28            .92
Earnings per share-diluted            .28        .30        .06          .27            .91



Market Prices
                        1st             2nd            3rd           4th
                    Quarter         Quarter        Quarter        Quarter
Fiscal 2000
High                  28 3\8          30 5\16        25 5\8          30
Low                   21 5\8          17 1\16        17 3\16         22 1\2

Fiscal 1999
High                  32 3\4          35 1\8         35 15\16        32
Low                   22 1\16         22 1\8         24 5\16         26 1\4

New York Stock Exchange Symbol: MYL
On May 1, 2000, the Company had approximately 99,112 shareholders.


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

Shareholder Information
Mylan Laboratories Inc.

Notice of Annual Meeting

The annual meeting of the Company's shareholders will be held on Thursday, July 27, 2000 at 10:00 a.m. at the David L. Lawrence Convention Center, South Hall, 1001 Penn Avenue, Pittsburgh, Pennsylvania. A formal notice, together with a proxy statement and form of proxy, will be mailed to shareholders entitled to vote in advance of the meeting.

Stockholder Information

Questions concerning stock ownership may be directed to Investor Relations at Corporate headquarters.

Press Release Information

Press releases and other information are available on the internet at Mylan's homepage at www.mylan.com.

Form 10-K Annual Report

A copy of the Mylan Laboratories Inc. Annual Report to the Securities and Exchange Commission on Form 10-K is available by contacting Investor Relations at the Company's headquarters.

Dividend Payments

Quarterly dividends on Mylan common stock are paid in January, April, July, and October. The record date is established by the Company prior to each dividend payment. The Company also offers an Automatic Dividend Reinvestment and Stock Purchase Plan. For further information, contact Investor Relations at the Company's headquarters.

Corporate Headquarters

Mylan Laboratories Inc.
1030 Century Building
130 Seventh Street
Pittsburgh, Pennsylvania 15222
(412) 232-0100
http://www.mylan.com


Registrar and Transfer Agent

American Stock Transfer &
Trust Company
40 Wall Street
New York, New York 10005
Certied Public Accountants

Deloitte &Touche LLP
Pittsburgh, Pennsylvania

Financial Consultants
PDA Associates, Inc.
Ironia, New Jersey

Securities Traded
New York Stock Exchange
Mylan Laboratories Inc.

Common Stock Symbol: MYL

Board of Directors and Corporate Officers

-----------------------------------------
Board of Directors

----------------------
Milan Puskar Chairman of the Board and C.E.O.

Dana G. Barnett

Executive Vice President of the Company

Laurence S. DeLynn
Retail Consultant

Morgantown, West Virginia

John C. Gaisford, M.D.
Director of Burn Research
West Penn Hospital
Pittsburgh, Pennsylvania

Douglas J. Leech
Chairman, President and C.E.O.
Centra Bank, Inc. and
Centra Financial Holdings, Inc.
Morgantown, West Virginia

Patricia A. Sunseri
Vice President-Investor and
Public Relations of the Company

C.B. Todd

Retired Pharmaceutical Executive

Executive Officers

----------------------

Milan Puskar
Chairman and C.E.O.

Richard F. Moldin
President and C.O.O.

Dana G. Barnett
Executive Vice President

Louis J. DeBone
Senior Vice President

Roger L. Foster, Esq.
Vice President and General Counsel

Roderick P. Jackson
Senior Vice President

Donald C. Schilling
Vice President-Finance and C.F.O.

Robert W. Smiley, Esq.
Secretary

Patricia A. Sunseri
Vice President-Investor and
Public Relations

Design:John Brady Design Consultants Inc., Pittsburgh, Pennsylvania

For more information

I would like more information on:

Dividend Reinvestment Stock Purchase Program
Pharmaceutical Product Identification Guide
Generic Development and Approval Brochure

®

Name
Address

City/State/Zip
Phone

Mylan Laboratories Inc.
1030 Century Building
130 Seventh Street

Pittsburgh, Pennsylvania 15222
www.mylan.com